GRAHAM
ENGINEERING ANSWERS

InDemand


CRUDE OIL

2007 ANNUAL REPORT

The global strength of Graham Corporation's key markets is driving demand for its products to an all time high. The urgent need to expand oil refining capacity, particularly in North America, Asia and the Middle East, fostered record capital spending and is providing a robust market for Graham's custom engineered products and services. A growing Asian middle class, eager to have consumer-based products, is the cause for the current wave of petrochemical producing plant construction creating added demand for our products and services. Many regions throughout the world are moving to decrease their reliance on crude oil by searching for alternative energy sources, such as renewable fuels, coal to liquid and gas to liquid technologies. Graham's quality products are an integral part of the efficient and effective operation of these facilities. In the coming year, Graham intends to expand its geographical and market reach, as well as take important steps to increase its internal manufacturing capacity, in order to win a larger share of these unprecedented market conditions.

Demand

Revenue by Industry

Chemical Processing

Oil Refining

Power

Other Industrial & Commercial Applications



Revenue by Geographic Market

United States

Middle East

Asia

Canada

Other



Seven-Year Financial Highlights

(in thousands, except per share data)

	2007	2006	2005	2004	2003	2002	2001
Performance for Fiscal Years ended March 31							
Revenue	**$ 65,822**	$ 55,208	$ 41,333	$ 37,508	$ 44,511	$ 41,085	$ 40,664
Gross profit	**16,819**	15,959	7,540	5,890	7,297	7,272	8,213
Gross profit margin (%)	**25.6%**	28.9%	18.2%	15.7%	16.4%	17.7%	20.2%
Selling, general and administrative	**10,338**	9,818	7,691	7,805	8,178	8,470	7,996
Operating margin (%)	**10.1%**	11.1%	(0.4)%	(5.1)%	(2.0)%	(2.9)%	0.5%
Income (loss) per share continuing operations	**5,761**	3,586	296	(832)	148	1,738	122
Diluted earnings (loss) per share from continuing operations	**$ 1.46**	$ 0.96	$ 0.09	$ (0.25)	$ 0.04	$ 0.52	$ 0.04
Weighted average shares outstanding - diluted	**3,940**	3,735	3,433	3,293	3,344	3,342	3,226
Year-End Financial Position at March 31							
Total assets	**$ 48,878**	$ 40,556	$ 33,529	$ 35,740	$ 38,323	$ 43,704	$ 36,608
Long-term debt	**56**	30	44	93	127	150	682
Stockholders' equity	**30,654**	27,107	16,578	18,102	18,836	19,636	17,137
Book value per share	**$ 7.89**	$ 7.07	$ 4.88	$ 5.46	$ 5.71	$ 5.96	$ 5.26
Other Data							
Working capital at March 31	**$ 20,119**	$ 16,779	$ 11,204	$ 11,652	$ 12,822	$ 13,812	$ 11,162
Depreciation for years ended March 31	**874**	775	768	793	797	773	754
Capital expenditures for years ended March 31	**1,637**	1,048	224	249	799	607	1,025
Backlog at March 31	**$ 54,184**	$ 33,083	$ 22,376	$ 13,482	$ 16,843	$ 25,984	$ 24,130

Revenue



$65.8
'07

Income (loss) from Continuing Operations



$5,761
'07

Backlog



$54.2
'07

GRAHAM
ENGINEERING ANSWERS

To Our Stockholders:



James R. Lines *President and Chief Operating Officer*

The power of our brand, the quality of our engineering and manufacturing, and the strength of our customer relations resulted in a strong performance in fiscal 2007. Revenue grew 19% to $65.8 million while earnings per share grew 52% to $1.46 per diluted share, including a $1.4 million, or $0.35 per diluted share, research and development tax credit.

The year did have its challenges. Through the dedication and hard work of our employees, we overcame production difficulties in the second and third quarters in order to execute, improve processes and achieve record financial performance for the fourth quarter and our fiscal year.

Moving forward, we remain strategically focused on capitalizing on the continued opportunities in the refining, petrochemical, general process and power generating markets. The unprecedented planned capital spending within these primary markets has created the strongest market expansion I have seen in the 23 years I have been with Graham and is, perhaps, the strongest in the Company's history. Our strategies include maximizing our profitability during this up-cycle while minimizing future margin risk by remaining mindful of managing fixed costs. Automation, innovation, continuous improvement and order selection quality are critical to the execution of our strategy.

Our strategy is to maximize our profitability during this up-cycle while minimizing future margin risk by remaining mindful of managing fixed costs.

Effective Execution

With our primary markets as strong as they are, we have been focused on expanding our engineering and production capacities. In fiscal 2007, we addressed production constraints and increased production capacity 17% through a combination of improved processes and outsourcing. Our employees and management team possess a wealth of knowledge and process know-how. We engaged them, and they readily responded, to execute on plans that created immediate change and improvement in our operations. These efforts included streamlining functions, considerable overtime and employees assuming greater responsibilities to deliver required outcomes.

In addition, we successfully outsourced 13% of production in the second half of 2007, exceeding our planned goal of 10%. Outsourcing provides greater flexibility in our production flow and gives us capacity in the areas we need it most to enable the Company to expand revenue at a faster pace without increasing fixed costs.

While we increased revenue, we also managed our working capital requirements during fiscal 2007. We accomplished this through strong inventory management, driving the cash conversion cycle and attention to detail on contract terms. Critical to our success in fiscal 2007 and beyond is our ability to stay current on material costs and maintain price discipline so that, in a highly variable price market, we can pass material cost increases on to customers.

Room for Improvement and Growth

There is considerable work to be done to continue growing our business, improving efficiencies and diversifying geographic and market risk.

Foremost, we are developing more ways to create greater production and engineering capacity to handle the demand for our products and services. Unfortunately in 2007, we were not able to take on all business available to us in our traditional markets. It is imperative that we maintain our brand strength and leadership position, and our ability to win the majority of the projects available is critical to not just our near-term profitability, but our long-term future as an industry leader. We are addressing this with our engineering automation initiative, investment in plant operations, employee training and continued use of targeted outsourcing.

As we expand capacity, we must continually improve our on-time delivery performance. Customer project schedules are critical. We will also continue to work to drive our business toward 100% on-time performance. Reaching that degree of performance in a capacity-constrained environment requires flexibility in our staffing, creative planning by our management, sustained investment in our employees and equipment, and intense focus by all.

I believe we also need to accelerate the development of our marketing and engineering capabilities in Asia so that we can more effectively compete in that region. Additionally, we are strategically looking beyond our primary markets of the oil refinery, petrochemical and power industries to provide for greater market diversification.

We believe that the strength of our global brand combined with the quality of our products is what makes us the preferred choice by our customers for vacuum systems and steam surface condensers for the refining and petrochemical markets. The power of our brand affords us a disciplined order selection process to make best use of our engineering and manufacturing capacity. As a result, we can grow sales and expand our profitability. We believe that we are involved as a prospective supplier for the vacuum system or surface condensers in most, if not all, major refinery or petrochemical plant design and estimating processes.

Through our subsidiary in Suzhou, China, we are establishing marketing and engineering capability to enable us to better penetrate an expanding Asian customer base. Through geographic diversification, we believe we will be well positioned to expand into other markets.

We had capital expenditures of $1.6 million in fiscal 2007 and plan to spend another $1.5 million this year. Our capital spending is designated for projects that support our strategy to expand our engineering and production capacity. We are developing our information technology systems, particularly in the engineering design and quoting processes. We are also creating intelligent software that captures the high degree of variability associated with our designs to enable faster development of estimates, drawings and bills of material, as well as improved turnaround on change orders. In addition, we are upgrading and automating our production facility. With the new equipment recently installed and purchases that are planned, we believe that productivity for certain operations could improve 20% to 35%.

We believe the near term future for Graham's revenue and earnings growth is very strong. We are working to expand our capability to capitalize on the many opportunities available while positioning Graham for growth well beyond the current cycle.

In closing, I thank everyone involved in our success this past year. This includes our Board of Directors, whose knowledge of our business and the global marketplace continues to add value; our employees, whose commitment and tireless contribution are directly responsible for Graham's success; our shareholders, for their confidence that our Company is a sound investment; and our customers, whose confidence, trust and support we value. I hope you share in my excitement about Graham's demonstrated strengths and growth potential and the prospects for another strong operating performance in 2008.

With kind regards,

James R. Lines
President and Chief Operating Officer
June 14, 2007

Capital Expenditures


$1,637
'07

International Reach


USA California
Industry: Hydrogen
Product: Condenser
USA Washington
Industry: Cogeneration
Product: Condenser
Canada Alberta
Industry: Oil Sands
Product: Ejector
Canada Ontario
Industry: Refining
Product: Ejector
USA Iowa
Industry: Ethanol
Product: Ejector
USA Mississippi
Industry: Refining
Product: Ejector
Trinidad
Industry: Ammonia
Product: Condenser
Qatar
Industry: Gas to Liquid
Product: Ejector
Sultanate of Oman
Industry: Refining
Product: Condenser
China
Industry: Refining
Product: Ejector
Mexico
Industry: Refining
Product: Condenser
USA Texas
Industry: Refining
Product: Condenser
USA Louisiana
Industry: Refining
Product: Ejector
Colombia
Industry: Refining
Product: Condenser
Venezuela
Industry: Refining
Product: Condenser
Saudi Arabia
Industry: Refining
Product: Ejector
Thailand
Industry: Ethylene
Product: Condenser
Singapore
Industry: Ethylene
Product: Condenser
Malaysia
Industry: Ethylene
Product: Condenser
New Zealand
Industry: Cogeneration
Product: Condenser

Graham Corporation's reputation for quality products and engineering know-how is unmatched around the globe. In fiscal year 2007, approximately 50% of Graham's revenue was from domestic projects in the U.S. while the other half of revenue was from projects in locations such as Saudi Arabia in the Middle East, China and Thailand in Asia and Venezuela and Colombia in South America.

With a dominant market share in North America, Graham is strategically focused on further expanding its geographic reach in the coming year through greater penetration in the export markets. In early 2006, Graham opened a sales and engineering office in China to take advantage of the unprecedented economic growth in this region and provide the local, personalized service on which Graham has built its reputation. As it grows these relationships, Graham expects to continue increasing exports of its products.



vestment in Productivity





In order to increase its manufacturing capacity and fully capitalize on the global demand for its products, Graham's management implemented a series of "best practice" steps in fiscal year 2007 to improve manufacturing efficiency, reduce costs and increase profitability. Graham employees are committed to rapidly implementing the incremental steps necessary to overcome remaining capacity constraints and exceed customer expectations.

frastructure

An important facet of Graham's future growth strategy is its ability to improve processes in the manufacturing, engineering and business areas of the organization. In 2006, Graham began implementing upgraded engineering software and a 3-dimensional computer assisted design (CAD) platform. This new platform will ultimately accelerate the design process by reducing rework, errors and overall cycle time. Providing solutions and design information more quickly to its customers creates a distinct advantage and gives Graham a competitive advantage as well as improves execution and reduces transaction costs.

vesting in our People

Graham employees overcame a number of capacity constraint and profitability challenges in fiscal year 2007 by putting a number of fundamentally improved business and manufacturing processes in place. With a record year behind it, the organization intends to accomplish even more in the next year. Comprehensive training programs are taking place throughout the organization to encourage all employees to adopt critical best practice concepts. The skills of our employees are being upgraded. Graham employees are engaged to find innovative solutions that address immediate business challenges, lower the overall cost basis and gain market share.

creasing Capacity

In fiscal year 2007, Graham began a disciplined capital investment program to expand its plant capacity through equipment modernization and upgrades. Newer, computerized and automated equipment reduces manufacturing labor content for tasks such as welding and machining. By integrating modernized equipment into as many processes as possible, manufacturing capacity can be expanded by redeploying human resources onto other vital tasks. In order to quickly expand production capabilities further, Graham also established and deepened relationships with high-quality fabricators in order to be able to selectively outsource anywhere from 10% to 15% of total production hours.

Industry Leader









Business Units	Product Description	Applications	
Condensers	Surface and direct contact condensers handle steam from a turbine that drives a compressor or pump and can manage steam from a turbine-generator for power generation.	• Oil refineries • Petrochemical processing • Power plants	• Cogeneration power plants • Geothermal power plants
Ejectors	Ejectors are placed in single or multiple stages with process condensers to create vacuum in order to change pressure in a process.	• Oil refineries • Petrochemical processing • Fertilizer production plants	• Steel mills • Edible oil production plants
Pumps	Mechanical vacuum pumps can be independent or part of an ejector system to create vacuum for a process.	• Pharmaceutical production plants • Seawater deaeration • Food production plants	• Petrochemical processing • Power generation plants • Ground water remediation
Heat Exchangers: Heliflow Plate Exchangers MicroMix	Used to heat, cool, condense or boil fluids.	• Clean steam generators • Compressors • Seal cooling devices • Vent condensers • Natural gas heaters • Boiler blowdown • Process sample coolers	• Supercritical water oxidation • Cryogenic vaporization • Waste heat recovery • Water heaters • Cooling tower isolation • Heat pumps • Thermal storage systems
After-Market: Spare Parts	Consultative problem solving and replacement.	All heat transfer and vacuum products and systems.	

fluencing the Environment



Governments around the globe are seeking innovative, environmentally friendly solutions to meet the growing energy needs of the world's population. Global warming and the depletion of fossil fuel resources are contributing to the search for alternative energy sources.

Not only are Graham products vital in conventional energy facility processing, such as oil refineries, but they also are important components in the processes that improve the environmental footprint of petrochemical, transportation fuel and power generation facilities. Graham's vacuum systems, surface condensers and heat transfer products have applications in diverse alternative solutions, such as:



Corn to Petrochemicals

Waste to Energy
Power Generation Plants

Ultra-Low Sulfur
Diesel Refining

Renewable Energy to
Ethanol or Biodiesel

Gas to Liquids

Coal to Liquids

Volatile Organic Compound
Vent Condensers



Corporate Officers

James R. Lines
President and Chief Operating Officer
Graham employee for 23 years

J. Ronald Hansen
Vice President Finance and Administration
and Chief Financial Officer
Graham employee for 14 years



Graham Corporation Board of Directors

Helen H. Berkeley[2,3]
Director since 1998
Private Investor

Jerald D. Bidlack[1,2,3,4]
Chairman
Director since 1985
President
Griffin Automation, Inc.

William C. Denninger[1,3]
Director since 2003
Senior Vice President-Finance and Chief Financial Officer
Barnes Group, Inc.

H. Russel Lemcke[1,2]
Director since 1996
President
H. Russel Lemcke Group, Inc.

James R. Lines
Director since 2006
President and Chief Operating Officer

James J. Malvaso[1,2,4]
Director since 2003
President and Chief Executive Officer
The Raymond Corporation

Cornelius S. Van Rees[2,3,4]
Corporate Secretary
Director since 1969
Retired Partner
Thacher Proffitt & Wood, Attorneys-at-Law

1 - Audit Committee
2 - Compensation Committee
3 - Employee Benefits Committee
4 - Nominating Committee

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended March 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 1-8462

GRAHAM CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	**16-1194720**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
20 Florence Avenue, Batavia, New York	**14020**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code 585-343-2216

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (Par Value $.10)	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of September 30, 2006, the last business day of the Company's most recently completed second fiscal quarter, was $7,709,064. The market value calculation was determined using the closing price of the Registrant's Common Stock on September 30, 2006, as reported on the American Stock Exchange. For purposes of the foregoing calculation only, all directors, officers and the Employee Stock Ownership Plan of the registrant have been deemed affiliates.

As of June 1, 2007, there were outstanding 3,892,390 shares of common stock, $.10 par value, and 3,892,390 common stock purchase rights.

Documents Incorporated By Reference

Portions of the registrant's definitive Proxy Statement, to be filed in connection with the registrant's 2007 Annual Meeting of Stockholders, is incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this filing.

Table of Contents

GRAHAM CORPORATION
Annual Report on Form 10-K
Year Ended March 31, 2007

Note: Portions of the registrant's definitive proxy statement, to be issued in connection with the registrant's 2007 Annual Meeting of Stockholders to be held on July 26, 2007, have been incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Annual Report on Form 10-K.

PART I

(Dollar amounts in thousands except per share data).

Item 1. *Business.*

Graham Corporation ("Graham," the "Company," "we," "us" or "our") designs, manufactures and sells custom-built vacuum and heat transfer equipment to customers worldwide. Our products include steam jet ejector vacuum systems, surface condensers for steam turbines, vacuum pumps and compressors, various types of heat exchangers, including helical coil heat exchangers marketed under the Heliflow® name, and plate and frame exchangers. Our products produce a vacuum, condense steam or transfer heat, or perform a combination of these tasks. Our products are available in a variety of metals and non-metallic corrosion resistant materials.

Our products are used in a wide range of industrial process applications, including:

- petroleum refineries;
- chemical plants;
- power generation facilities, such as fossil fuel, nuclear, cogeneration and geothermal power plants;
- pharmaceutical plants;
- plastics plants;
- fertilizer plants;
- liquefied natural gas production facilities;
- soap manufacturing plants;
- air conditioning systems;
- food processing plants; and
- other process industries.

We were incorporated in Delaware in 1983 and are the successor to Graham Manufacturing Co., Inc., which was incorporated in 1936. Our principal business location is in Batavia, New York. We also maintain two wholly-owned subsidiaries, Graham Europe Limited in the United Kingdom and, as of May 2006, Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in Suzhou, China. As of March 31, 2007, we had 265 full-time employees, inclusive of employees of our United Kingdom and China subsidiaries.

Our Fiscal 2007 Highlights

Highlights for our year ended March 31, 2007, which we refer to as fiscal 2007, include:

- Net income and income per diluted share for fiscal 2007, were $5,761 and $1.46, respectively, including $.35 per diluted share in out-of-period research and development tax credits, compared with net income of $3,586 and income per diluted share of $0.96 for fiscal 2006. Net income for fiscal 2007 was the highest net income achieved in our seventy-one year history. This year's earnings beat our former record set in 1989 by 37%.
- Net sales for the year of $65,822 were up 19% compared with fiscal 2006. Fourth quarter sales increased 31% to $20,810 compared with $15,911 for fourth quarter fiscal 2006.
- Orders placed with us in fiscal 2007 of $86,540 were up 31% compared with our year ended March 31, 2006, which we refer to as fiscal 2006. This represents the greatest dollar value of orders we have ever received in a one year period.
- Backlog grew significantly to $54,184 on March 31, 2007 representing a 64% increase compared with March 31, 2006. This is a historic high for our backlog.
- Gross profit and operating margins for fiscal 2007 were 26% and 10.1% compared with 29% and 10.5%, respectively, for the year ended March 31, 2006.

- Cash and short-term investments at year-end fiscal 2007 were $15,051, which we believe places us in an unprecedented position to increase the longer term value of Graham.

We believe the principal market drivers that have led to increased capital spending by our customers and that are contributing to our sales growth include:

- Global consumption of crude oil is estimated to expand significantly over the next 15 years.
- It is generally believed that there is a shortage of global oil refining capacity.
- Known supplies of sweet crude oil are being depleted. Sour crude sources are identified and believed to be plentiful.
- There is a differential in raw material prices for higher quality "sweet" and lower quality "sour" crude oil. To lower production costs, many refineries are upgrading facilities in order to be able to process sour crude oil, which requires an upgrade of vacuum and heat transfer equipment.
- The expansion of the middle class in Asia is driving increasing demand for power and petrochemical products.
- The high cost of natural gas in North America and Europe is leading to the construction of new petrochemical plants in the Middle East, where natural gas is plentiful and inexpensive.
- There is an increased need in certain regions for geothermal electrical power plants to meet increased electricity demand.

Our Customers and Markets

Our principal customers include large chemical, petrochemical, petroleum refining and power generating industries, which are end users of our products in their manufacturing, refining and power generation processes, large engineering companies that build installations for such companies, and original equipment manufacturers, who combine our products into their equipment prior to its sale to end users.

Our products are sold using a combination of sales engineers we employ directly, as well as independent sales representatives located worldwide. No part of our business is dependent on a single customer or a few customers, the loss of which would seriously harm our business, or on contracts or subcontracts that are subject to renegotiation or termination by a governmental agency.

A substantial portion of our revenue is generated from foreign sales, and we believe that revenue from the sale of our products outside the United States will continue to account for a material portion of our total revenue for the foreseeable future. We have invested significant resources in developing and maintaining our international sales operations and presence, and we intend to continue to make such investments in the future. As a result of the expansion of our presence in Asia, we expect that in future years Asia will account for a greater percentage of our revenue.

A breakdown of our net sales from continuing operations by geographic area for fiscal 2007, fiscal 2006 and our fiscal year end March 31, 2005, which we refer to as fiscal 2005, is contained in Note 15 to our consolidated financial statements on page 45 to this Annual Report on Form 10-K. In fiscal 2007 and fiscal 2006, total sales to one customer amounted to 12% and 11%, respectively, of total net sales for the year. We presently have no plans to enter any new industry segments that would require the investment of a material amount of our assets or that we would otherwise consider to be material.

Our Strengths

Our core strengths are as follows:

- We have strong brand recognition. Over the past 71 years, we believe that we have built a reputation for top quality, reliable products and high standards of customer service. As a result, the Graham name is well known by both our existing customers, and many of our potential customers. We believe that recognition of the Graham brand allows us to capitalize on market opportunities in both existing and potential markets.

- We engineer and manufacture high quality products and systems that address the particular needs of our customers. With over 71 years of engineering expertise, we believe that we are well respected for our knowledge in vacuum and heat transfer technologies. We maintain strict quality control and manufacturing standards in order to manufacture products of the highest quality.
- We have a global presence. Our products are used worldwide, and we have sales representatives located in major cities throughout the world.
- We believe that we have a solid reputation and strong relationships with our existing customer base, as well as with our key suppliers.

Our Strategy

We intend to grow our business and improve our results of operations by implementing the following core strategies:

- Continue to invest in engineering resources and technology in order to advance our market penetration with our vacuum and heat transfer technologies.
- Invest resources to meet the growing demand for our products in the oil refining, petrochemical processing and power generating industries, especially in emerging markets. Specifically, establish sales, engineering and manufacturing capabilities in Asia where we believe estimates of demand for oil and oil by-products will continue to increase.
- Focus on delivering products and solutions that enable our customers to achieve their operating objectives.
- Provide products and services to our customers that differentiate us from our competitors, and win new orders based on value not price.
- Expand our margins by implementing and expanding upon our operational efficiencies through lean manufacturing processes and other cost efficiencies.
- Enhance our engineering and manufacturing capacities, especially in connection with the design of our products, in order to be able to more quickly respond to existing and future customer demands.
- Accelerate our bids on available contracts by implementing front-end bid automation and design processes.
- Expand our global sales presence in order to further penetrate our existing markets and reach additional markets.
- Capitalize on the strength of the Graham brand in order to win more business in our traditional markets and penetrate other markets.
- Examine acquisition and organic growth opportunities to expand and complement our core business, including opportunities to extend our existing product lines and opportunities to move into complementary product lines.

Competition

Our business is highly competitive and a number of companies having greater financial resources are engaged in the manufacture of products similar to ours and provide services similar to those that we provide. The principal basis on which we compete include technology, price, performance, reputation, delivery, and quality.

Intellectual Property

Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. We also depend heavily on the brand recognition of the Graham name in the marketplace.

Availability of Raw Materials

Although shortages of certain materials can from time to time affect our ability to meet delivery requirements for certain orders, historically, we have not been materially adversely impacted by the availability of raw materials.

Working Capital Practices

Our business does not require us to carry significant amounts of inventory or materials beyond what is needed for work in progress. We do not provide rights to return goods, or payment terms to customers that we consider to be extended in the context of the industries we serve.

Environmental Matters

We do not anticipate that our compliance with federal, state and local laws regulating the discharge of material in the environment or otherwise pertaining to the protection of the environment will have a material effect upon our capital expenditures, earnings or competitive position.

Seasonality

No material part of our business is seasonal in nature.

Research Activities

During fiscal 2007, fiscal 2006 and fiscal 2005, we spent approximately $3,580, $3,136 and $2,749, respectively, on research and development activities relating to the development of new products and services, or the improvement of existing products and services.

Information Regarding Our International Sales

The revenue from the sale of our products outside the United Sates has accounted for a material portion of our total revenue during our last three fiscal years. Approximately 50%, 49% and 40% of our revenues in fiscal 2007, 2006 and 2005, respectively, resulted from revenues from foreign sales. Revenues attributed to sales in Asia constituted approximately 17%, 16% and 15% of our revenues in fiscal 2007, 2006 and 2005, respectively. Revenues attributed to sales in the Middle East constituted approximately 23%, 14% and 4% of our revenues in fiscal 2007, 2006 and 2005, respectively.

Our international sales operations, including those in Asia and in other foreign countries, are subject to numerous risks. See "Risk Factors" in this annual report on Form 10-K for more information.

Former U.K. Operations

We previously had an additional subsidiary located in the United Kingdom that manufactured vacuum equipment. In March 2005, our Board of Directors approved a plan to discontinue the operations of this subsidiary and such subsidiary's principal creditor appointed a receiver to liquidate its assets. In May 2005, the assets of this subsidiary were sold. As a result of this divestiture, the operations of our former United Kingdom subsidiary are presented as a discontinued operation in our consolidated financial statements for our year ended March 31, 2005 included in this Annual Report on Form 10-K.

Item 1A. *Risk Factors*

Our business and operations are subject to numerous risks, many of which are described below and elsewhere in this Annual Report on Form 10-K. If any of the events described below occur, our business and results of operations could be harmed.

Risks related to our business

The industries in which we operate are cyclical, and downturns in such industries may adversely affect our operating results.

Historically, a substantial portion of our revenue has been derived from sales of our products to companies in the chemical, petrochemical, petroleum refining and power generating industries, or to firms that design and construct facilities for these industries. The core industries in which our products are used are, to varying degrees, cyclical and have historically experienced severe downturns. Although we are currently in an upturn of demand for our products in the petrochemical, petroleum refining and power generating industries, a downturn in one or more of these industries could occur at any time. In the event of such a downturn, we have no way of knowing if, when and to what extent there might be a recovery. A deterioration in any of the cyclical industries we serve would harm our business and operating results because our customers would not likely have the resources necessary to purchase our products nor would they likely have the need to build additional facilities or improve existing facilities.

Our international sales operations are subject to uncertainties that could harm our business.

We believe that revenue from the sale of our products outside the United States will continue to account for a material portion of our total revenue for the foreseeable future. For fiscal 2007, our sales to geographic regions were as follows: 50% — United States; 23% — Middle East; 17% — Asia; 4% — Canada; 2% — Mexico and South America; and 4% — various other regions. Our international sales operations are subject to numerous risks, including:

- it may be difficult to enforce agreements and collect receivables through some foreign legal systems;
- foreign customers may have longer payment cycles than customers in the United States;
- tax rates in some foreign countries may exceed those of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;
- general economic and political conditions in the countries where we sell our products may have an adverse effect on our sales in those countries or not be favorable to our growth strategy;
- foreign governments may adopt regulations or take other actions that could directly or indirectly harm our business and growth strategy; and
- it may be difficult to enforce intellectual property rights in some foreign countries.

The occurrence of any one of the above risks could harm our business and results of operations. In addition, we are exposed to the risk of currency fluctuations between the U.S. dollar and the currencies of the countries in which we sell our products to the extent that such sales are not based on U.S. dollars, as we compete for orders against foreign competitors that base their prices on relatively weaker currencies. As such, fluctuations in currency exchange rates, which cause the value of the U.S. dollar to increase, could have an adverse effect on the profitability of our business. While we may enter into currency exchange rate hedges from time to time to mitigate these types of fluctuations, we cannot remove all fluctuations or hedge all exposures and our earnings are impacted by changes in currency exchange rates. At March 31, 2007 and 2006, we held no forward foreign currency exchange contracts.

If we fail to introduce enhancements to our existing products or to keep abreast of technological changes in our markets, our business and results of operations could be adversely affected.

Although technologies in the vacuum and heat transfer areas are well established, we believe our future success depends in part on our ability to enhance our existing products and develop new products in order to continue to meet customer demands. Our failure to introduce new or enhanced products on a timely and cost-competitive basis, or the development of processes that make our existing technologies or products obsolete, could harm our business and results of operations.

The loss of any of our senior executive officers or our inability to hire additional qualified management personnel could harm our business.

We are dependent to a large degree on the services of James R. Lines, our president and chief operating officer and J. Ronald Hansen, our vice president of finance and administration and chief financial officer. Our operations may suffer if we were to lose the services of either of our senior executive officers. We maintain key person insurance only on Mr. Lines.

In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for management personnel have greater financial and other resources than we do or are located in geographic areas which may be considered by some to be more desirable places to live. If we are not able to retain qualified management personnel or if a significant number of them were to leave our employ, our business could be harmed.

Our business is highly competitive. If we are unable to successfully implement our business strategy, we risk losing market share to current and future competitors.

Some of our present and potential competitors have or may have substantially greater financial, marketing, technical or manufacturing resources. Our competitors may also be able to respond more quickly to new technologies or processes and changes in customer demands. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. In addition, our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our existing customers. If we cannot compete successfully against current or future competitors, our business will be harmed.

If we are unable to make necessary capital investments or respond to pricing pressures, our business may be harmed.

In order to remain competitive, we need to invest continuously in research and development, manufacturing, customer service and support, and marketing. From time to time we also have to adjust the prices of our products to remain competitive. We may not have available sufficient financial or other resources to continue to make investments necessary to maintain our competitive position.

If third parties infringe our intellectual property or if we were to infringe the intellectual property of third parties, we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws and confidentiality provisions to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer. We may also be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Furthermore, other companies may develop technologies that are similar or superior to our technologies, duplicate or reverse engineer our technologies or design around our patents.

In some instances, litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us and divert the attention of our management, which could harm our business and results of operations. In addition, any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling certain products or require us to redesign certain products, any of which could harm our business and results of operations.

A decrease in supply or increase in cost of the materials used in our products could harm our profitability.

Any restrictions on the supply or the increase in the cost of the materials used by us in manufacturing our products could significantly reduce our profit margins. Efforts to mitigate restrictions on the supply or price increases of materials by entering into long-term purchase agreements, by implementing productivity improvements or by passing cost increases on to our customers may not be successful. Our profitability depends largely on the price and continuity of supply of the materials used in the manufacture of our products, which in many instances are supplied by a limited number of sources.

If we are unable to effectively outsource a portion of our production during times when we are experiencing strong demand, our results of operations might be adversely affected. In addition, outsourcing may negatively affect our profit margins.

Part of our business strategy calls for us to increase manufacturing capacity through outsourcing selected fabrication when we are experiencing strong demand for our products. We could experience difficulty in outsourcing if customers demand that our products be manufactured by us exclusively. Furthermore, our ability to effectively outsource production could be adversely affected by limited worldwide manufacturing capacity. If we are unable to effectively outsource our production capacity when circumstances warrant, our results of operations could be adversely affected and we might not be able to deliver products to our customers on a timely basis. In addition, outsourcing to complete our products and services can increase the costs associated with such products and services. If we rely too heavily on outsourcing and are not able to increase our own production capacity during times when there is high demand for our products and services, our gross margins may be negatively effected.

We face potential liability from asbestos exposure and similar claims.

We are a defendant in several lawsuits alleging illnesses from exposure to asbestos or asbestos-containing products and seeking unspecified compensatory and punitive damages. We cannot predict with certainty the outcome of these lawsuits or whether we could become subject to any similar, related or additional lawsuits in the future. In addition, because some of our products are used in systems that handle toxic or hazardous substances, any failure or alleged failure of our products in the future could result in litigation against us. Any litigation brought against us, whether with or without merit, could result in substantial costs to us as well as divert the attention of our management, which could harm our business and results of operations.

Risks related to operating a subsidiary in China

The operations of our Chinese subsidiary may be adversely affected by China's evolving economic, political and social conditions.

The results of operations and future prospects of our Chinese subsidiary are subject to evolving economic, political and social developments in China. In particular, the results of operations of our Chinese subsidiary may be adversely affected by, among other things, changes in China's political, economic and social conditions, changes in policies of the Chinese government, changes in laws and regulations or in the interpretation of existing laws and regulations, changes in foreign exchange regulations, measures that may be introduced to control inflation, such as interest rate increases, and changes in the rates or methods of taxation.

It may be difficult for our Chinese subsidiary to make dividend or other payments to us, which could adversely affect our results of operations.

Our ability to receive dividends and payments from, and transfer funds to, our Chinese subsidiary could be subject to restrictions under Chinese laws. Any such restrictions could negatively affect our results of operations and restrict our ability to act quickly in response to changing market conditions.

Intellectual property rights are difficult to enforce in China.

Chinese commercial law is relatively undeveloped compared to the commercial law in many of our other major markets and limited protection of intellectual property is available in China as a practical matter. Although we intend to take precautions in the operations of our Chinese subsidiary to protect our intellectual property, any local design or manufacture of products that we undertake in China could subject us to an increased risk that unauthorized parties will be able to copy or otherwise obtain or use our intellectual property, which could harm our business. We may also have limited legal recourse in the event we encounter patent or trademark infringers.

Uncertainties with respect to the Chinese legal system may adversely affect the operations of our Chinese subsidiary.

We conduct our business in China primarily through our wholly-owned Chinese subsidiary. Our Chinese subsidiary is subject to laws and regulations applicable to foreign investment in China. There are uncertainties regarding the interpretation and enforcement of laws, rules and policies in China. The Chinese legal system is based on written statutes, and prior court decisions have limited precedential value. Because many laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform. Moreover, the relative inexperience of China's judiciary in many cases creates additional uncertainty as to the outcome of any litigation, and the interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. Finally, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic. For the preceding reasons, it may be difficult for us to obtain swift and equitable enforcement of laws ostensibly designed to protect companies like ours.

Risks related to the ownership of our common stock

Provisions contained in our certificate of incorporation, bylaws and our stockholder rights plan could impair or delay stockholders' ability to change our management and could discourage takeover transactions that our stockholders might consider to be in their best interests.

Provisions of our certificate of incorporation and bylaws, as well as our stockholder rights plan, could impede attempts by our stockholders to remove or replace our management and could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over the market price of our common stock, that our stockholders might consider to be in their best interests. For example:

- *We could issue shares of preferred stock with terms adverse to our common stock.* Under our certificate of incorporation, our Board of Directors is authorized to issue shares of preferred stock and to determine the rights, preferences and privileges of such shares without obtaining any further approval from the holders of our common stock. Up to 440,000 of such undesignated shares of preferred stock are presently eligible for issuance. We could issue shares of preferred stock with voting and conversion rights that adversely affect the voting power of the holders of our common stock, or that have the effect of delaying or preventing a change in control of our company.

- *We maintain a stockholder rights, or "poison pill," plan.* Our stockholder rights plan has the effect of discouraging any person or group that wishes to acquire 15% or more of our common stock from doing so without obtaining our agreement because such acquisition would cause such person or group to suffer substantial dilution. Such plan may have the effect of discouraging a change in control transaction that our stockholders would otherwise consider to be in their best interests.

- *Only a minority of our directors may be elected in a given year.* Our bylaws provide for a classified Board of Directors, with only approximately one-third of our Board elected each year. This provision makes it more difficult to effect a change of control because at least two annual stockholder meetings are necessary to replace a majority of our directors.

- *Our bylaws contain advance notice requirements.* Our bylaws also provide that any stockholder who wishes to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of our stockholders must deliver advance notice of their proposals to us before the meeting. Such advance notice provisions may have the effect of making it more difficult to introduce business at stockholder meetings or nominate candidates for election as director.

- *Our certificate of incorporation requires supermajority voting to approve a change of control transaction.* Seventy-five percent of our outstanding shares entitled to vote are required to approve any merger, consolidation, sale of all or substantially all of our assets and similar transactions if the other party to such transaction owns 5% or more of our shares entitled to vote. In addition, a majority of the shares entitled to vote not owned by such 5% or greater stockholder are also required to approve any such transaction.

- *Amendments to our certificate of incorporation require supermajority voting.* Our certificate of incorporation contains provisions that make its amendment require the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who may hold 50% or more of our shares unless the proposed amendment was previously recommended to our stockholders by an affirmative vote of 75% of our Board. This provision makes it more difficult to implement a change to our certificate of incorporation that stockholders might otherwise consider to be in their best interests without approval of our Board.

- *Amendments to our bylaws require supermajority voting.* Although our Board of Directors is permitted to amend our bylaws at any time, our stockholders may only amend our bylaws upon the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who owns 50% or more of our shares. This provision makes it more difficult for our stockholders to implement a change they may consider to be in their best interests without approval of our Board.

Our stock price may be volatile because of factors beyond our control.

The market price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control, including:

- variations in our revenue and operating results from quarter to quarter;
- developments or downturns in the industries in which we do business;
- our ability to obtain and/or maintain securities analyst coverage;
- changes in securities analysts' recommendations or estimates of our financial performance;
- changes in market valuations of companies similar to ours;
- announcements by our competitors of significant contracts, new offerings, acquisitions, commercial relationships, joint ventures or capital commitments; and
- general economic conditions.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs to us and divert the attention of our management, which in turn could harm our business and results of operations.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our corporate headquarters is located at 20 Florence Avenue, Batavia, New York, consisting of a 45,000 square foot building. Our manufacturing facilities are also located in Batavia, consisting of approximately thirty-three acres and containing about 216,000 square feet in several connected buildings, including 162,000 square feet in manufacturing facilities, 48,000 square feet for warehousing and a 6,000 square-foot building for product research and development.

Additionally, we lease a U.S. sales office in Houston and our Asian subsidiary leases a sales and engineering office in Suzhou, China.

We believe that our properties are generally in good condition, are well maintained, and are suitable and adequate to carry on our business.

Item 3. *Legal Proceedings*

This information required by this Item 3 is set forth in Note 16 to the Consolidated Financial Statements on page 46 of the Annual Report on Form 10-K and is incorporated herein by reference.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to our security holders for a vote during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K.

PART II

(Dollar amounts in thousands, except per share data)

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded on the American Stock Exchange under the symbol "GHM". As of June 1, 2007, there were 3,892,390 shares of our common stock outstanding that were held by 179 stockholders of record.

The following table shows the high and low per share prices of our common stock for the periods indicated, as reported by the American Stock Exchange. The table takes into account the effect of our two-for-one stock split in the nature of a dividend, which became effective October 3, 2005.

	High	Low
Fiscal year 2007		
First quarter	$23.00	$17.51
Second quarter	19.35	16.10
Third quarter	17.75	12.55
Fourth quarter	17.00	12.67
Fiscal year 2006		
First quarter	$13.75	$ 8.28
Second quarter	20.71	12.63
Third quarter	24.85	13.20
Fourth quarter	26.00	17.60

Subject to the rights of any preferred stock we may then have outstanding, the holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available for the payment of dividends. We have declared cash dividends of $.025 per share on our common stock quarterly since July 25, 2002. There can be no assurance that we will pay cash dividends in any future period or that the level of cash dividends paid by us will remain constant.

The senior credit facility to which we are a party contains provisions pertaining to the maintenance of minimum working capital balances, tangible net worth and financial ratios as well as restrictions on the payment of dividends to stockholders and incurrence of additional long-term debt. The facility also limits the payment of dividends to stockholders to $600 per year.

Our ability to receive dividends and payments from, and transfer funds to, our Chinese subsidiary could be subject to restrictions. Any such restrictions could negatively affect our results of operations and restrict our ability to act quickly in response to changing market conditions.

We did not sell equity securities that were not registered during the period covered by this Annual Report on Form 10-K.

Item 6. *Selected Financial Data*

GRAHAM CORPORATION — SEVEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2007	2006	2005	2004	2003	2002	2001
	(Amounts in thousands, except per share data)						
Operations:							
Net Sales	$ 65,822	$ 55,208	$ 41,333	$ 37,508	$ 44,511	$ 41,085	$ 40,664
Gross Profit	16,819	15,959	7,540	5,890	7,297	7,272	8,213
Gross Profit Percentage	26%	29%	18%	16%	16%	18%	20%
Income (Loss) From Continuing Operations	5,761	3,586	296	(832)	148	1,738	122
Dividends	387	367	334	327	254	—	—
Common Stock:							
Basic Earnings (Loss) From Continuing Operations Per Share	$ 1.48	.98	$ .09	$ (.25)	.04	.53	.04
Diluted Earnings (Loss) From Continuing Operations Per Share	1.46	.96	.09	(.25)	.04	.52	.04
Quarterly Dividend Declared Per Share	.025	.025	.025	.025	.025	—	—
Market Price Range of Common Stock	23.00-12.55	26.00-8.28	8.90-5.35	5.85-3.53	5.50-3.42	7.40-3.63	6.47-3.53
Average Common Shares Outstanding — Diluted	3,940	3,735	3,433	3,293	3,344	3,342	3,226
Financial Data at March 31:							
Working Capital	$ 20,119	16,779	11,204	11,652	12,822	13,812	11,162
Capital Expenditures	1,637	1,048	224	249	799	607	1,025
Depreciation	874	775	768	793	797	773	754
Total Assets	48,878	40,556	33,529	35,740	38,323	43,704	36,608
Long-Term Debt	56	30	44	93	127	150	682
Stockholders' Equity	30,654	27,107	16,578	18,102	18,836	19,636	17,137

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

(Dollar amounts in thousands, except per share data)

Overview

Our corporate offices and production facilities are located in Batavia, New York. We have two wholly-owned foreign subsidiaries, one located in the United Kingdom and the other in China. Our current fiscal year, which we refer to as fiscal 2007, began on April 1, 2006 and ended on March 31, 2007.

We are a designer, manufacturer and worldwide supplier of ejectors, liquid ring pumps, condensers and heat exchangers. The principal markets for our equipment are the petrochemical, oil refinery and electric power generation industries, including cogeneration and geothermal plants. Our equipment can also be found in diverse applications such as metal refining, pulp and paper processing, shipbuilding, water heating, refrigeration, desalination, food processing, pharmaceuticals, heating, ventilating and air conditioning.

Highlights for fiscal 2007 include:

- Net income and income per diluted share for fiscal 2007, were $5,761 and $1.46, including $0.35 per diluted share in out-of-period research and development tax credits, respectively, compared with net income of $3,586 and income per diluted share of $0.96 for fiscal 2006. Net income for fiscal 2007 was the highest net income achieved in our seventy-one year history. This year's earnings beat our former record set in 1989 by 37%.
- Net sales for the year of $65,822 were up 19% compared with fiscal 2006. Fourth quarter sales increased 31% to $20,811 compared with $15,911 for fourth quarter fiscal 2006.
- Orders placed with us in fiscal 2007 of $86,540 were up 31% compared with the twelve-month period ended March 31, 2006. This represents the greatest dollar value of orders we have ever received in a one year period.
- Backlog grew significantly to $54,184 on March 31, 2007 representing a 64% increase compared with March 31, 2006. This is a historic high for our backlog.
- Gross profit and operating margins for fiscal 2007 were 26% and 10.1% compared with 29% and 11.1%, respectively, for the year ended March 31, 2006.
- Cash and short-term investments at year-end fiscal 2007 were $15,051, which places us in an unprecedented opportunity to increase the longer term value of our Company.

We believe the principal market drivers that have led to increased capital spending by our customers and that are contributing to our sales growth include:

- Global consumption of crude oil is estimated to expand significantly over the next decade.
- It is generally believed that there is a shortage of global oil refining capacity.
- Known supplies of sweet crude oil are being depleted. Sour crude sources are identified and believed to be plentiful.
- There is a differential in raw material prices for higher quality "sweet" and lower quality "sour" crude oil. To lower production costs, many refineries are upgrading facilities in order to be able to process sour crude oil, which requires an upgrade of vacuum and heat transfer equipment.
- The expansion of the middle class in Asia is driving increasing demand for power and petrochemical products.
- The high cost of natural gas in North America and Europe is leading to the construction of new petrochemical plants in the Middle East, where natural gas is plentiful and less expensive.
- There is an increased need in certain regions for geothermal electrical power plants to meet increased electricity demand.

Forward-Looking Statements

This report and other documents we file with the Securities and Exchange Commission include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results implied by the forward-looking statements. Such factors include, but are not limited to, the risks and uncertainties identified by us under the heading "Risk Factors" in Item 1A of this Annual Report on Form 10-K. Forward-looking statements may also include, but are not limited to, statements about:

- the current and future economic environments affecting us and the markets we serve;
- sources of revenue and anticipated revenue, including the contribution from the growth of new products, services and markets;
- plans for future products and services and for enhancements to existing products and services;
- estimates regarding our liquidity and capital requirements;
- our ability to attract or retain customers;
- the outcome of any existing or future litigation; and
- our ability to increase our productivity and capacity.

Forward-looking statements are usually accompanied by words such as "anticipate," "believe," "estimate," "may," "intend," "expect" and similar expressions. Actual results could differ materially from historical results or those implied by the forward-looking statements contained in this report.

Undue reliance should not be placed on these forward-looking statements. Except as required by law, we undertake no obligation to update or announce any revisions to forward-looking statements contained in this report, whether as a result of new information, future events or otherwise.

Critical Accounting Policies, Estimates and Judgments

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements and the notes to consolidated financial statements included in this Annual Report on Form 10-K, which have been prepared in accordance with accounting principles generally accepted in the United States.

Critical accounting policies are defined as those that reflect significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions.

Revenue Recognition. We recognize revenue on all contracts with a planned manufacturing process in excess of four weeks (which approximates 575 direct labor hours) using the percentage-of-completion method. The percentage-of-completion method is determined by comparing actual labor incurred to a specific date to our estimate of the total labor to be incurred on each contract. Contracts in progress are reviewed monthly, and sales and earnings are adjusted in current accounting periods based on revisions in the contract value and estimated material and labor costs at completion. Losses on contracts are recognized immediately when known.

Revenue on contracts not accounted for using the percentage-of-completion method is recognized utilizing the completed contract method. The majority of the contracts we enter into have a planned manufacturing process of less than four weeks and the results reported under this method does not vary materially from the percentage-of-completion method. We recognize revenue and all related costs on the completed contract method upon substantial completion or shipment of products to the customer. Substantial completion is consistently defined as at least 95% complete with regard to direct labor hours. Customer acceptance is required throughout the construction process and we have no further material obligations under the contract after the revenue is recognized. The key estimate of percentage-of-completion accounting is total labor to be incurred on each contract and to the extent that this estimate changes, it may significantly impact revenue recognized in each period.

Pension and Postretirement Benefits. Defined benefit pension and other postretirement benefit costs and obligations are dependent on actuarial assumptions used in calculating such amounts. These assumptions are reviewed annually and include the discount rate, long-term expected rate of return on plan assets, salary growth, healthcare cost trend rate and other economic and demographic factors. We base the discount rate assumption for our plans on Moody's or Citigroup Pension Liability Index AA-rated corporate long-term bond yield rate. The long-term expected rate of return on plan assets is based on the plan's asset allocation, historical returns and expectations as to future returns that are expected to be realized over the estimated remaining life of the plan liabilities that will be funded with the plan assets. The salary growth assumptions are determined based on long-term actual experience and future and near-term outlook. The healthcare cost trend rate assumptions are based on historical cost and payment data, the near-term outlook, and an assessment of the likely long-term trends.

Income Taxes. Deferred income tax assets and liabilities for the expected future tax consequences of events have been recognized in our financial statements or tax returns.

Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using current tax rates. We evaluate available information about future taxable income and other possible sources of realization of deferred income tax assets and record valuation allowances to reduce deferred income tax assets to an amount that represents our best estimates of the amounts of such deferred income tax assets that more likely than not will be realized. At March 31, 2007 and 2006, no valuation allowance was recorded.

Results of Operations

For an understanding of the significant factors that influenced our performance, the following discussion should be read in conjunction with our consolidated financial statements and the notes to consolidated financial statements included in this Annual Report on Form 10-K.

The following table summarizes our results of operations for the periods indicated:

	Year Ended March 31,		
	2007	2006	2005
Net sales	$65,822	$55,208	$41,333
Net income	$ 5,761	$ 3,586	$ 296
Diluted income per share	$ 1.46	$ 0.96	$ 0.09
Identifiable assets	$48,878	$40,556	$33,529

Fiscal 2007 Compared with Fiscal 2006

Sales for fiscal 2007 were $65,822, a 19% increase, as compared with $55,208 for fiscal 2006. Fifty-two percent of this increase came from greater export sales. The growth in export sales primarily came from the Middle East and Asia and involved both petrochemical and refinery projects. Sales in all product categories (e.g., heat exchangers, ejectors, condensers, vacuum pumps and aftermarket) increased compared with fiscal 2006, but the greatest dollar value increases came from sales of ejectors, heat exchangers and vacuum pumps.

Our heat exchanger products are: Heliflows, plate exchangers, desuperheaters and water heaters. Increased heat exchanger sales accounted for 31% of the increased sales. Heat exchanger sales were led upward by Heliflows and plate exchanger sales. Heat exchanger sales grew due to a broad based strategic effort, which included training, changing the supplier who provided the basic materials used to build plate exchangers, manufacturing efficiencies gained through the implementation of lean procedures, the introduction of software marketing tools and the addition of an expanded agency network. Increased ejector sales accounted for 26% of the increased sales and were due to the increased activity we continue to see from the refinery industry for oil refinery upgrades and capacity expansion projects. Increased vacuum pump sales accounted for 28% of the increased sales and came from domestic refinery applications. The remaining 15% increase in sales, compared with fiscal 2006, came from single digit gains in the other products we sell. We believe the demand for our products, and especially those applicable to the refinery sector, will continue to be strong at least through our fiscal year ending March 31, 2008, which we refer to as fiscal 2008. For additional information, see "Orders and Backlog" below.

Our gross profit percentage (i.e., sales, less costs of sales, divided by sales) for fiscal 2007 was 26% compared with 29% for fiscal 2006. Gross profit percentage decreased primarily due to greater material costs in fiscal 2007. Material costs, expressed as a percent of sales, were 43% and 37% for fiscal years 2007 and 2006, respectively. Gross profit dollars increased 5% compared with fiscal 2006, as a result of greater sales volume. Although we project continued pressure on gross margins because of increasing labor and benefit costs and our longer term strategic decision to expand into new geographic markets, we believe gross profit margin percentages will increase in fiscal 2008 compared with fiscal 2007. We believe such increase will occur because we have been able to be more selective on orders we accept and realized benefits from productivity gains in manufacturing that expanded engineering and manufacturing capacity.

Selling, general and administrative (SG&A) expenses for fiscal 2007 were 16% of sales compared to 18% for fiscal 2006. The decline, expressed as a percentage of sales, was due to greater sales in the current fiscal year. Actual costs increased $520 or 5% compared with fiscal 2006. SG&A expense increased due to the additional costs of our Company in China.

Interest expense was $10 for fiscal 2007 compared with $17 for fiscal 2006. Interest expense decreased due to reduced debt and a reduction in the applicable interest rate under our banking facility on a year over year basis.

Other expense for fiscal 2007 was $100 compared with $371 for fiscal 2006. Other expense for the current year represented a $100 provision made to cover the possible costs of an asbestos litigation suit currently in progress. We estimate the range of the possible expense, including legal costs, to be $25 to $375. Other expense for fiscal 2006 was incurred in conjunction with the settlement of litigation whereby we sued a foreign pump competitor that had adopted the name "Graham." Pursuant to the settlement agreement, such competitor agreed to discontinue using our name by the fall of 2006 in exchange for certain inventory items with a recorded amount plus packaging costs of $252. We incurred $119 in legal costs pertaining to this settlement.

Other income for fiscal 2007 was $148 compared with $0 for fiscal 2006. Royalty income of $148 was earned under a license agreement we entered into in October 2005 that allows the licensee to use, market and sell specific products we manufacture. Future royalty income earned by us under this agreement will depend upon the sale of licensed products by the licensee.

In fiscal 2007, our effective tax rate was 12% compared with an effective tax rate of 38% for fiscal 2006. The fiscal 2006 rate approximated the statutory rate. The fiscal 2007 effective tax rate reflects the benefit of $1,607 in research and development ("R&D") credits. The total credit recognized this fiscal 2007 represents qualifying expenditures for the fiscal years 1999 to 2007. Remaining federal loss carryforwards, significantly reduced to eliminate current federal taxes in fiscal 2007 and 2006, are projected to be fully utilized in fiscal 2008. Tax planning strategies leading to R&D credits recognized in the current year will be used to reduce current federal taxes payable in fiscal 2008 and after. Provided the R&D tax credit is extended by Congress beyond the current year and under the current formula, we expect the R&D credit for engineering applications in those years to be in the range of $150 to $250 per annum.

Net income for fiscal 2007 and 2006 was $5,761 and $3,586, respectively. Income per diluted share was $1.46, including $0.35 for non-recurring research and development tax credits, and $0.96 for the respective periods.

Fiscal 2006 Compared with Fiscal 2005

Sales for fiscal 2006 were $55,208, a 34% increase, as compared with $41,333 for fiscal 2005. Sixty-seven percent of the growth in sales came from greater export sales. Fifty-six percent of the increase in export sales came from sales to the Middle East and were mostly for petrochemical projects. Increased sales to Canada, for refinery and "oil-sands" projects (i.e., projects involving a process whereby tar-like sludgy heavy oil is extracted from sand), Asia, for petrochemical projects, and Mexico, for refinery applications, account for the remainder of the growth in export sales. By product, condenser sales for fiscal 2006 increased 84% over fiscal 2005 and ejector sales increased 48%. Increased sales of condenser products were mostly a result of capacity expansion projects in the petrochemical market. Increased ejector sales were primarily a result of oil refinery upgrades and expansion activities. The latter activity was largely due to the growing utilization of lower quality "sour" crude oil (instead of higher quality "sweet" crude oil) as the core raw material for refinery processes, as well as compliance with environmental regulations in numerous countries related to clean fuels and capacity additions. Increases in capacity in the petrochemical sector were being driven by greater worldwide demand for, and consumption of, oil and natural gas by-products.

Gross profit percentage for fiscal 2006 was 29% compared with 18% for fiscal 2005. Gross profit dollars increased $8,419 compared with fiscal 2005. The improvement in gross profit margin in fiscal 2006 was due to greater sales volume and selling price increases.

SG&A expenses were 18% of sales for fiscal 2006, as compared with 19% for fiscal 2005. Actual expenses for fiscal 2006 increased 28% or $2,127 compared with fiscal 2005, primarily as a result of increased travel for sales activities, variable compensation expense, the addition of sales personnel in Europe and China to support long-term sales growth opportunities and consulting costs for employee training and costs related to compliance with the Sarbanes-Oxley Act of 2002.

Interest expense was $17 for fiscal 2006 and $33 for fiscal year 2005. Interest expense decreased due to reduced bank borrowings.

Other expense for fiscal 2006 was $371. This expense was incurred in conjunction with the settlement of litigation whereby we sued a foreign pump competitor that had adopted the name "Graham." Pursuant to the settlement agreement, the competitor agreed to discontinue using our name by the fall of 2006 in exchange for certain inventory items with a recorded amount plus packaging costs of $252. We incurred $119 in legal costs pertaining to this settlement. Other expense in fiscal 2005 of $1,049 related to transitioning two senior executives. Under the terms of an agreement reached with our former president and chief executive officer, he was retained by us as an independent consultant through November 8, 2008 for an estimated cost, including retainer and certain benefits, of $562. Another senior executive was transitioned in January 2005. The term of the agreement reached with this former executive included salary continuation for twelve months and certain medical benefits for thirty-six months, for an estimated cost of $157. Costs accrued as of March 31, 2005 to recruit and relocate executive replacements for such transitioned senior executives resulted in $251 of expense.

There was no other income for fiscal 2006. Other income of $1,592 for fiscal 2005 resulted from a settlement of a contract dispute over cancellation charges. The settlement of this matter ended a complaint we filed in April 2004 in the United States District Court for the Northern District of California alleging breach of contract by a customer and a counterclaim filed by the customer seeking specific performance of the contract or monetary damages.

The effective income tax rate for fiscal 2006 was 38%, as compared with 18% for fiscal 2005. Fiscal year 2006's rate approximated the statutory rate. The effective rate for fiscal 2005 was due to an exclusion of income on export sales, permitted under U.S. tax law.

Income from both continuing operations and net income for fiscal 2006 was $3,586 or $0.96 per diluted share. Income from continuing operations for fiscal 2005 was $296, or $0.09 per diluted share. Loss from discontinued operations and loss per diluted share was $3,202 and $0.93, respectively, for fiscal 2005. Net loss and loss per diluted share for fiscal 2005 was $2,906 and $0.85, respectively.

Stockholders' Equity

The following discussion should be read in conjunction with our consolidated statements of changes in stockholders' equity:

FY 2007	FY 2006	FY 2005
$30,654	$27,107	$16,578

Fiscal 2007 Compared with Fiscal 2006

Stockholders' equity increased $3,547 or 13% for fiscal 2007 compared with fiscal 2006. In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* This pronouncement required, as of March 31, 2007, that we measure the prepaid assets and liabilities appearing on our balance sheet pertaining to our defined benefit postretirement plans under the projected benefit obligation method and adjust asset and/or liability valuation changes through accumulated other comprehensive loss, which is a component of stockholders' equity. The net effect of this accounting change was a reduction in stockholders' equity of $2,373. Offsetting this reduction was net income for fiscal 2007 of

$5,761. These two items accounted for 96% of the change in Stockholders' equity in fiscal 2007 compared with fiscal 2006. As of March 31, 2007, our net book value per share increased to $7.89, up 11.6% from March 31, 2006.

Fiscal 2006 Compared with Fiscal 2005

Net of dividends, stockholders' equity increased $10,529 or 64% in fiscal 2006 compared with fiscal 2005. Thirty-four percent of this increase was due to net income, 32% was due to the sale of treasury stock, 20% was due to the issuance of common stock for stock options exercised and 16% was due to reversing a minimum pension liability, which resulted from additional funding of our defined benefit pension plan. Dividends returned 3% of this increase to our stockholders. Our net book value per share increased 45% to $7.07 compared with $4.88 at March 31, 2005.

Liquidity and Capital Resources

The following discussion should be read in conjunction with our consolidated statements of cash flows:

	March 31,	
	2007	2006
	(Dollar amounts in thousands)	
Working capital	$20,119	$16,779
Working capital ratio(1)	2.2	2.6
Long-term debt	$ 56	$ 30
Long-term debt/capitalization(2)	0.2%	0.1%
Long-term liabilities/capitalization(3)	5%	10%

1) Working capital ratio equals current assets divided by current liabilities.

2) Long-term debt/capitalization equals long-term debt divided by stockholders' equity plus long-term debt.

3) Long-term liabilities/capitalization equals total liabilities minus current liabilities divided by stockholders' equity plus long-term debt.

As of March 31, 2007, contractual and commercial obligations for the next five fiscal years ending March 31 and thereafter are as follows:

		Payments Due by Period			
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	Thereafter
Short-Term Debt	$ —	$ —	$ —	$—	$ —
Capital Lease Obligations	106	44	43	19	—
Operating Leases(1)	98	28	45	25	—
Pension and Postretirement Benefits(2)	2,634	2,634	—	—	—
Accrued Compensation	272	9	—	—	263
Accrued Pension Liability	251	—	251	—	—
Other Long-Term Liabilities Reflected on the Balance Sheet Under GAAP	58	58	—	—	—
Total	$3,419	$2,773	$339	$44	$263

1) For additional information, see Note 6 to the Consolidated Financial Statements.

2) Amounts represent anticipated contributions during fiscal 2008 to our defined benefit pension plan and postretirement medical benefit plan, which provides health care benefits for eligible retirees and eligible survivors of retirees. On February 4, 2003, the Company terminated postretirement health care benefits for its U.S. employees. Benefits payable to retirees of record on April 1, 2003 remained unchanged for fiscal 2008. We expect to be required to make cash contributions in connection with these plans beyond one year, but such amounts cannot be estimated.

Fiscal 2007 Compared with Fiscal 2006

Net cash provided by operating activities for fiscal 2007 was $5,193 compared with $6,533 for fiscal 2006. Cash generated from elements of the income statement in fiscal 2007 (e.g., net income plus depreciation, deferred income tax provision and other non-cash income statement cash flow items) increased $509 compared with fiscal 2006. From March 2005, operating working capital (i.e., current assets less cash, investments and current liabilities) was reduced 40% and 32% at March 2007 and March 2006, respectively, as a result of continuous improvements lowering our cash conversion cycle. Average operating working capital, expressed as a percent of sales, for fiscal 2007 and 2006 was 8.2% and 12.9%, respectively. Reducing operating working capital in fiscal 2007 generated cash flow of $723 compared with $2,696 for fiscal 2006. This comparative decrease resulted in the decrease in cash from operations for the current year. The smaller decrease in operating working capital in fiscal 2007 primarily pertained to accounts receivable balances at March 31, 2007, 2006 and 2005 of $11,859, $5,978 and $10,026, respectively. These wide differences in accounts receivable balances on the year end dates reflected the progress billing stages of contracts at these particular points in time and not the continuous improvement in faster cash collection time, which from March 2005 has been reduced at March 2007 and March 2006 by 42% and 37%, respectively. Customer deposits (e.g., advance payments in excess of customer's inventory in progress) increased $4,547 at March 31, 2007 compared with March 31, 2006 and $258 for fiscal 2006 compared with fiscal 2005 due to our ability to accelerate progress payment billings. See "Inventories" under Note 1 to Consolidated Financial Statements on page 28 for additional information on contracts in progress at March 31, 2007 compared with March 31, 2006.

We invest net cash generated from operations in excess of cash held for near-term needs in marketable securities. Investments are U.S. government instruments, generally with maturity periods of 91 to 120 days. Investments at March 31, 2007 of $13,676 compared with investments at March 31, 2006 increased 31%. Investments at March 31, 2006 and 2005 were $10,418 and $1,993, respectively.

Other sources of cash for fiscal 2007 included the issuance of common stock to cover stock options exercised, which raised $413, as compared with $1,424 in fiscal 2006, $25 in proceeds for the sale of capital assets, as compared with $8 for fiscal 2006, and repayments of notes outstanding for purchases of common stock granted under our Long-Term Stock Ownership Plan of $42 compared with $61 for fiscal 2006.

The sale by us of 198,246 shares of common stock was completed in fiscal 2006. The shares of common stock were offered pursuant to a registration statement we filed with the Securities and Exchange Commission that became effective on November 12, 2005 and were sold for $18 per share. These shares were held as treasury shares before the sale and were previously acquired at an average price of $7 per share. This sale netted $3,403.

In fiscal 2007, we contributed $2,500 into our defined benefit pension plan compared with $4,751 for fiscal 2006. Other uses of cash for the twelve months ended March 31, 2007 included dividend payments of $387 and capital expenditures of $1,637 compared to $452 and $1,048, respectively, for fiscal 2006. During fiscal 2007, we borrowed and repaid $3,896 to finance working capital needs, as compared with $3,070 for fiscal 2006. Cash was used to retire short-term debt of $1,872 in fiscal 2006 compared with $0 for the current fiscal year.

Capital expenditures for fiscal 2008 are projected to be $1,500 and to consist largely of continuing plant productivity and information technology enhancements.

On June 14, 2006, we increased our credit facility with Bank of America, N.A. from $13,000 to $20,000. We expanded our credit capacity based on our expectations of future working capital needs to finance business growth, largely resulting from an expected increase in major capital investment projects overseas requiring both standby letters of credit and anticipated greater working capital needs. On September 30, 2006, we amended our credit facility to provide for issuance of bank guarantees for the benefit of our Chinese subsidiary. On March 7, 2007, we amended our credit facility to reduce borrowing costs under our facility by an additional twenty-five basis points to prime minus 125 basis points when the total liabilities to tangible net worth ratio under the agreement is met. Borrowings under our banking facility are secured by all of our assets. Borrowings and standby letters of credit outstanding under our credit facility on March 31, 2007 were $0 and $8,578, respectively. Our borrowing rate as of March 31, 2007 was the bank's prime rate minus 125 basis points, or 7.0%. We believe that cash generated from operations, combined with our investments and available financing capacity under our credit facility, will be adequate to meet our cash needs for the immediate future.

Orders and Backlog

Orders for fiscal 2007 were $86,540 compared with $66,225 for fiscal 2006, an increase of 31%. Orders represent communications received from customers requesting us to supply products and services. Although order demand is currently strong for all of our products, the increase in orders for fiscal 2007 over fiscal 2006 primarily resulted from increases in ejector orders. Ejector orders increased $18,601 in fiscal 2007 compared with fiscal 2006 and accounted for 92% of the total order increase. The increased ejector activity is largely due to major capital investment projects in the refinery sector worldwide. Heat Exchanger orders, lead by Heliflows, accounted for 9% of the fiscal 2007 order increase. Other orders for product categories (e.g., condensers, pumps and aftermarket) were about the same dollar values when compared with fiscal 2006 (in aggregate down 1%). Export orders were up 26%, or $9,500 compared with fiscal 2006. The increase in export orders reflects the strong Asian economies, particularly in the refinery sector, and the strong petrochemical markets in the Middle East.

Backlog was $54,184 at March 31, 2007, compared with $33,083 at March 31, 2006, a 64% increase. Backlog is defined as the total dollar value of orders received for which revenue has not yet been recognized. All orders in backlog represent orders from our traditional markets in established product lines. Approximately 85% of orders currently in backlog are expected to be converted to sales within twelve months. Approximately 43% of our backlog can be attributed to equipment for refinery project work, 35% to chemical and petrochemical projects, and 22% to other industrial or commercial applications. We believe that the continuing demand from the refinery sector for our products is being driven by the shortages of refinery capacity resulting from increased global usage of oil.

Contingencies and Commitments

We have been named as a defendant in certain lawsuits alleging personal injury from exposure to asbestos contained in our products. We are a co-defendant with numerous other defendants in these lawsuits and intend to vigorously defend against these claims. The claims are similar to previous asbestos lawsuits that named us as a defendant. Such previous lawsuits either were dismissed when it was shown that we had not supplied products to the plaintiffs' places of work or were settled by us for amounts below expected defense costs. Neither the outcome of these lawsuits nor the potential for liability can be determined at this time.

From time to time in the ordinary course of business, we are subject to legal proceedings and potential claims. As of March 31, 2007, we were unaware of any additional pending litigation matters.

In May 2006, we completed the formation of a wholly-owned Chinese subsidiary located in Suzhou and committed to invest an aggregate of $2,100 over a two-year period. Through March 31, 2007 we have invested $1,064 in our Chinese subsidiary.

New Accounting Pronouncements

Effective April 1, 2006, we adopted Statement of Financial Accounting Standard ("SFAS") No. 123(R), *Shared-Based Payments*. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. We decided to use the Black-Scholes fair value model to value option grants and to adopt the modified prospective method for expense recognition of options granted as of the adoption date of April 1, 2006. The effect of adopting SFAS 123(R) to our consolidated statements of operations and retained earnings for fiscal 2007 was a decrease in net income of $49.

Effective April 1, 2006, we adopted SFAS No. 151, *Inventory Costs*. SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, *Inventory Pricing*, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "abnormal" contained in such statement. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 became effective for inventory costs incurred after April 1, 2006. The adoption of SFAS No. 151 in fiscal 2007 did not have an impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of SFAS Nos. 87, 88, 106 and 132R. SFAS No. 158 requires the recognition of the over funded or under funded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the funded status of a plan be measured as of the date of its year-end statement of financial position. The adoption of SFAS No. 158 in fiscal 2007 resulted in a charge to stockholders' equity through accumulated other comprehensive income of $2,373, an increase in postretirement liabilities of $3,708 and an increase in deferred tax assets net of deferred tax liabilities of $1,335. We will adopt the measurement provisions of SFAS No. 158 as of March 31, 2009.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, which addresses the process of quantifying financial statement misstatements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have an impact on our financial position, results of operations or cash flows for fiscal 2007.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*. FIN No. 48 heightens the threshold for recognizing and measuring tax benefits and requires enterprises to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. FIN No. 48 is effective as of the beginning of our fiscal year 2008, which commenced April 1, 2007. We are currently evaluating the impact FIN No. 48 will have on our financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective as of the beginning of our fiscal year which commenced April 1, 2007. We are currently evaluating the impact SFAS No. 157 will have on our financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure certain financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings. This Statement is effective as of the beginning of our fiscal year which commenced April 1, 2008. We are currently studying the impact, if any, on our financial position, results of operations or cash flows for our fiscal year ending March 31, 2009.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements as of March 31, 2007 or March 31, 2006 other than operating leases.

Item 7A. ***Quantitative And Qualitative Disclosures About Market Risk***

The principal market risks (i.e., the risk of loss arising from changes in market rates and prices) to which we are exposed are:

- foreign currency exchange rates; and
- equity price risk (related to our Long-Term Incentive Plan).

The assumptions applied in preparing the following qualitative and quantitative disclosures regarding foreign currency exchange rate and equity price risk are based upon volatility ranges experienced by us in relevant historical periods, our current knowledge of the marketplace, and our judgment of the probability of future volatility based upon the historical trends and economic conditions of the markets in which we operate.

Foreign Currency

International consolidated sales for fiscal 2007 were 50% of total sales compared with 49% for fiscal 2006. Operating in markets throughout the world exposes us to movements in currency exchange rates. Currency movements can affect sales in several ways, the foremost being our ability to compete for orders against foreign competitors that base their prices on relatively weaker currencies. Business lost due to competition for orders against competitors using a relatively weaker currency cannot be quantified. In addition, cash can be adversely impacted by the conversion of sales made by us in a foreign currency to U.S. dollars. In each of the fiscal years 2007, 2006 and 2005, we had no sales for which we were paid in foreign currencies. At certain times, we may enter into forward foreign currency exchange agreements to hedge our exposure against potential unfavorable changes in foreign currency values on significant sales contracts negotiated in foreign currencies.

We have limited exposure to foreign currency purchases. In fiscal years 2007, 2006 and 2005, our purchases in foreign currencies represented 3%, 1% and 4%, respectively, of the cost of products sold. At certain times, we may utilize forward foreign currency exchange contracts to limit currency exposure. Forward foreign currency exchange contracts were not used in fiscal 2007 or 2006, and as of March 31, 2007 and 2006, we held no forward foreign currency contracts.

Equity Price Risk

Our Long-Term Incentive Plan provides for awards of share equivalent units ("SEUs") for our non-employee directors based upon the performance of our common stock. SEUs are valued at fair market value, thereby exposing us to equity price risk. Upward adjustment to market value is limited to (a) $8 per unit if at the valuation date the fair market value was less than $8 per unit or (b) the fair market value at the valuation date if the fair market value on that date was greater than $8 per unit. Gains and losses recognized due to market price changes are included in results of operations. Based upon the plan provisions and SEUs outstanding at March 31, 2007 and 2006, and an $18 per share market price, a 50-75% change in the year-end common stock market price would positively or (negatively) impact income before income taxes as follows:

	Year Ended March 31,	
	2007	2006
	(Dollar amounts in thousands)	
50% increase	$ (2)	$ —
50% decrease	31	1
75% increase	(2)	—
75% decrease	140	95

Assuming required net income targets are met, certain awards would be provided, and based upon a market price of $18 per share, a 50-75% change in the stock price would positively (negatively) impact income before income taxes in future years ending March 31 as follows:

	2008	2009	2010	2011	2012
	(Dollar amounts in thousands)				
50% increase	$ (2)	$ (2)	$ (2)	$ (2)	$ (2)
50% decrease	7	24	40	52	64
75% increase	(2)	(2)	(2)	(2)	(2)
75% decrease	142	167	192	209	227

Item 8. *Financial Statements and Supplementary Data*

INDEX TO FINANCIAL STATEMENTS

(References to years represent years ended March 31, 2007, 2006 and 2005)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,		
	2007	2006	2005
	(Dollar amounts in thousands, except per share data)		
Net sales	$ 65,822	$ 55,208	$ 41,333
Cost of products sold	49,003	39,249	33,793
Gross profit	16,819	15,959	7,540
Expenses and other income:			
Selling, general and administrative	10,338	9,818	7,691
Interest expense	10	17	33
Other expense	100	371	1,049
Other income	(148)	—	(1,592)
Total expenses and other income	10,300	10,206	7,181
Income from continuing operations before income taxes	6,519	5,753	359
Provision for income taxes	758	2,167	63
Income from continuing operations	5,761	3,586	296
Loss from discontinued operations (net of income tax benefit of $1,420 in 2005)	—	—	(3,202)
Net income (loss)	$ 5,761	$ 3,586	$ (2,906)
Per Share Data			
Basic:			
Income from continuing operations	$ 1.48	$ .98	$ .09
Loss from discontinued operations	—	—	(.95)
Net income (loss)	$ 1.48	$ .98	$ (.86)
Diluted:			
Income from continuing operations	$ 1.46	$ .96	$ .09
Loss from discontinued operations	—	—	(.93)
Net income (loss)	$ 1.46	$ .96	$ (.85)
Average common shares outstanding:			
Basic	3,893,590	3,653,656	3,363,980
Diluted	3,940,108	3,734,591	3,433,396
Dividends declared per share	$ .10	$ .10	$ .10

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	March 31, 2006
	(Dollar amounts in thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 1,375	$ 570
Investments	13,676	10,418
Trade accounts receivable, net of allowances ($48 and $28 in fiscal 2007 and fiscal 2006, respectively)	11,859	5,978
Unbilled revenue	4,793	4,978
Inventories	4,682	5,115
Deferred income tax asset	1	19
Prepaid expenses and other current assets	353	317
Total current assets	36,739	27,395
Property, plant and equipment, net	8,780	7,954
Deferred income tax asset	2,901	2,107
Prepaid pension asset	445	3,076
Other assets	13	24
Total assets	$48,878	$40,556
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 37	$ 45
Accounts payable	5,143	4,135
Accrued compensation	3,205	3,310
Accrued expenses and other liabilities	2,048	1,573
Customer deposits	6,100	1,553
Deferred income tax liability	87	—
Total current liabilities	16,620	10,616
Long-term debt	56	30
Accrued compensation	263	276
Other long-term liabilities	58	191
Accrued pension liability	251	232
Accrued postretirement benefits	976	2,104
Total liabilities	18,224	13,449
Stockholders' equity:		
Preferred stock, $1 par value — Authorized, 500,000 shares		
Common stock, $.10 par value — Authorized, 6,000,000 shares Issued and outstanding, 3,887,490 and 3,832,390 shares in 2007 and 2006, respectively	389	383
Capital in excess of par value	10,008	9,517
Retained earnings	22,675	17,301
Accumulated other comprehensive loss	(2,367)	(1)
Notes receivable from officers and directors	(51)	(93)
Total stockholders' equity	30,654	27,107
Total liabilities and stockholders' equity	$48,878	$40,556

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
	2007	2006	2005
	(Dollar amounts in thousands)		
Operating activities:			
Income from continuing operations	$ 5,761	$ 3,586	$ 296
Adjustments to reconcile income from continuing operations to net cash provided (used) by operating activities of continuing operations:			
Non cash other expense (income)	100	247	(846)
Depreciation and amortization	887	793	780
Discount accretion on investments	(458)	(265)	(38)
Stock-based compensation expense	84	—	—
(Gain) loss on disposal or sale of property, plant and equipment	(17)	(6)	4
Deferred income taxes	646	2,150	58
(Increase) decrease in operating assets:			
Accounts receivable	(5,882)	4,048	(3,249)
Unbilled revenue	185	(1,358)	(3,620)
Inventories	433	(292)	(193)
Prepaid expenses and other current and non-current assets	(38)	(174)	831
Prepaid pension asset	(1,979)	(3,076)	—
Increase (decrease) in operating liabilities:			
Accounts payable	1,007	761	1,266
Accrued compensation, accrued expenses and other current and non-current liabilities	137	825	(242)
Customer deposits	4,547	258	728
Long-term portion of accrued compensation, accrued pension liability and accrued postretirement benefits	(220)	(964)	(169)
Total adjustments	(568)	2,947	(4,690)
Net cash provided (used) by continuing operations	5,193	6,533	(4,394)
Net cash used by discontinued operations	—	—	(85)
Net cash provided (used) by operating activities	5,193	6,533	(4,479)
Investing activities:			
Purchase of property, plant and equipment	(1,637)	(1,048)	(224)
Proceeds from sale of property, plant and equipment	25	8	—
Purchase of investments	(33,300)	(33,160)	(8,462)
Redemption of investments at maturity	30,500	25,000	11,803
Net cash (used) provided by investing activities of continuing operations	(4,412)	(9,200)	3,117
Net cash used by investing activities of discontinued operations	—	—	(75)
Net cash (used) provided by investing activities	(4,412)	(9,200)	3,042
Financing activities:			
(Decrease) increase in short-term debt, net	—	(1,872)	1,872
Proceeds from issuance of long-term debt	3,896	3,070	—
Principal repayments on long-term debt	(3,948)	(3,120)	(45)
Issuance of common stock	413	1,424	390
Collection of notes receivable from officers and directors	42	61	46
Dividends paid	(387)	(452)	(333)
Sale of treasury stock	—	3,403	—
Net cash provided by financing activities of continuing operations	16	2,514	1,930
Net cash used by financing activities of discontinued operations	—	—	(233)
Net cash provided by financing activities	16	2,514	1,697
Effect of exchange rates on cash	8	(1)	(3)
Net increase (decrease) in cash and cash equivalents	805	(154)	257
Cash and cash equivalents at beginning of year	570	724	467
Cash and cash equivalents at end of year	$ 1,375	$ 570	$ 724

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Notes Receivable from Officers and Directors	Stockholders' Equity
				(Dollar amounts in thousands)				
Balance at April 1, 2004	1,757,450	$176	$ 5,097	$17,322	$(2,908)	$(1,385)	$(200)	$18,102
Net loss				(2,906)				(2,906)
Foreign currency translation adjustment					92			92
Reclassification adjustment for losses included in net income					1,360			1,360
Minimum pension liability adjustment, net of income tax of $130					(242)			(242)
Total comprehensive loss								(1,696)
Issuance of shares	39,290	4	386					390
Stock option tax benefit			70					70
Dividends				(334)				(334)
Collection of notes receivable from officers and directors							46	46
Balance at March 31, 2005	1,796,740	180	5,553	14,082	(1,698)	(1,385)	(154)	16,578
Net income				3,586				3,586
Foreign currency translation adjustment					(1)			(1)
Minimum pension liability adjustment, net of income tax of $915					1,698			1,698
Total comprehensive income								5,283
Issuance of shares	136,645	13	1,411					1,424
Stock option tax benefit			725					725
Dividends				(367)				(367)
Two-for-one stock split	1,899,005	190	(190)					—
Sale of treasury stock			2,018			1,385		3,403
Collection of notes receivable from officers and directors							61	61
Balance at March 31, 2006	3,832,390	$383	$ 9,517	$17,301	$ (1)	$ —	$ (93)	$27,107
Net income				5,761				5,761
Foreign currency translation adjustment					7			7
Total comprehensive income								5,768
Adjustment to initially apply SFAS No. 158 for pension and other postretirement benefits, net of income tax of $1,335					(2,373)			(2,373)
Issuance of shares	55,100	6	407					413
Dividends				(387)				(387)
Recognition of equity-based compensation expense			84					84
Collection of notes receivable from officers and directors							42	42
Balance at March 31, 2007	3,887,490	$389	$10,008	$22,675	$(2,367)	$ —	$ (51)	$30,654

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for years ended March 31, 2007, 2006 and 2005, which are referred to as fiscal 2007, fiscal 2006 and fiscal 2005, respectively:

(Dollar amounts in thousands, except per share data)

Note 1 — The Company and Its Accounting Policies:

Graham Corporation (the "Company") and its subsidiaries are primarily engaged in the design, manufacture and supply of vacuum and heat transfer equipment used in the chemical, petrochemical, petroleum refining, and electric power generating industries and sell to customers throughout the world. The Company's significant accounting policies are set forth below.

Principles of consolidation and use of estimates in the preparation of financial statements

The consolidated financial statements include the accounts of the Company and its wholly-owned domestic and foreign subsidiaries. All significant intercompany balances, transactions and profits are eliminated in consolidation.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

Translation of foreign currencies

Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at currency exchange rates in effect at year-end and revenues and expenses are translated at average exchange rates in effect for the year. Gains and losses resulting from foreign currency transactions are included in results of operations. The Company's sales and purchases in foreign currencies are minimal. Therefore, foreign currency transaction gains and losses are not significant. Gains and losses resulting from translation of foreign subsidiary balance sheets are included in a separate component of stockholders' equity. Translation adjustments are not adjusted for income taxes since they relate to an investment, which is permanent in nature.

Revenue recognition

Percentage-of-Completion Method

The Company recognizes revenue on all contracts with a planned manufacturing process in excess of four weeks (which approximates 575 direct labor hours) using the percentage-of-completion method. The majority of the Company's revenue is recognized under this methodology. The Company has established the systems and procedures essential to developing the estimates required to account for contracts using the percentage-of-completion method. The percentage-of-completion method is determined by comparing actual labor incurred to a specific date to management's estimate of the total labor to be incurred on each contract. Contracts in progress are reviewed monthly, and sales and earnings are adjusted in current accounting periods based on revisions in the contract value and estimated costs at completion. Losses on contracts are recognized immediately when known. During fiscal 2007, losses of $404 were recognized on contracts in process. No loss provisions were recorded in fiscal 2006 and fiscal 2005. Revenues recognized on contracts accounted for utilizing percentage-of-completion are presented in net sales in the Consolidated Statement of Operations and unbilled revenue in the Consolidated Balance Sheets to the extent that the revenue recognized exceeds the amounts billed to customers. See "Inventories" below.

Completed Contract Method

Revenue on contracts not accounted for using the percentage-of-completion method is recognized utilizing the completed contract method. The majority of the Company's contracts have a planned manufacturing process of less than four weeks and the results reported under this method do not vary materially from the percentage-of-completion method. The Company recognizes revenue and all related costs on these contracts upon substantial completion or shipment to the customer. Substantial completion is consistently defined as at least 95% complete with regard to direct labor hours. Customer acceptance is generally required throughout the construction process and the Company has no further obligations under the contract after the revenue is recognized.

Shipping and handling fees and costs

Shipping and handling fees billed to the customer are recorded in net sales and the related costs incurred for shipping and handling are included in cost of products sold.

Investments

Investments consist of fixed-income debt securities issued by the U.S. Treasury with original maturities of greater than three months and less than one year. All investments are classified as held-to-maturity, as the Company has the intent and ability to hold the securities to maturity. The investments are stated at amortized cost which approximates fair value. All investments held by the Company at March 31, 2007 are scheduled to mature between April 5 and July 5, 2007.

Inventories

Inventories are stated at the lower of cost or market, using the average cost method. For contracts accounted for on the completed contract method, progress payments received are netted against inventory to the extent the payment is less than the inventory balance relating to the applicable contract. Progress payments that are in excess of the corresponding inventory balance are presented as customer deposits in the Consolidated Balance Sheets. Unbilled revenue in the Consolidated Balance Sheets represents revenue recognized that has not been billed to customers on contracts accounted for on the percentage-of-completion method. For contracts accounted for on the percentage-of-completion method, progress payments are netted against unbilled revenue to the extent the payment is less than the unbilled revenue for the applicable contract. Progress payments exceeding unbilled revenue are netted against inventory to the extent the payment is less than or equal to the inventory balance relating to the applicable contract, and the excess is presented as customer deposits in the Consolidated Balance Sheets.

A summary of costs and estimated earnings on contracts in progress accounted for under the percentage of completion method at March 31, 2007 and 2006 is as follows:

	2007	2006
Costs incurred since inception on contracts in progress	$11,135	$ 8,593
Estimated earnings since inception on contracts in progress	3,859	3,473
	14,994	12,066
Less billings to date	20,353	8,864
Net (over) under billings	$ (5,359)	$ 3,202

The above activity is included in the accompanying Consolidated Balance Sheets under the following captions at March 31, 2007 and 2006:

	2007	2006
Unbilled revenue	$ 4,793	$ 4,978
Progress payments reducing inventory (Note 3)	(4,052)	(223)
Customer deposits	(6,100)	(1,553)
Net (over) under billings	$(5,359)	$ 3,202

Property, plant, equipment and depreciation

Property, plant and equipment are stated at cost net of accumulated depreciation and amortization. Major additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided based upon the estimated useful lives, or lease term if shorter, under the straight line method. Estimated useful lives range from approximately five to eight years for office equipment, eight to twenty-five years for manufacturing equipment and forty years for buildings and improvements. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations. The Company assesses all of its long-lived assets for impairment when impairment indicators are identified. When the carrying value of an asset exceeds its undiscounted cash flows, the Company recognizes an impairment loss if the asset's fair value is less than its carrying value. The impairment is then calculated as the difference between the carrying value and the fair value of the asset. No such impairment losses were recorded in fiscal 2007, fiscal 2006 or fiscal 2005.

Product warranties

The Company estimates the costs that may be incurred under its product warranties and records a liability in the amount of such costs at the time revenue is recognized. The reserve for product warranties is based upon past claims experience and ongoing evaluations of any specific probable claims from customers. A reconciliation of the changes in the product warranty liability is presented in Note 5 of the Notes to Consolidated Financial Statements.

Research and development

Research and development costs are expensed as incurred. The Company incurred research and development costs of $3,580, $3,136 and $2,749 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Income taxes

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. The Company evaluates the available evidence about future taxable income and other possible sources of realization of deferred income tax assets and records a valuation allowance to reduce deferred income tax assets to an amount that represents the Company's best estimate of the amount of such deferred income tax assets that more likely than not will be realized. No valuation allowance was required at March 31, 2007 and 2006.

Stock split

On July 28, 2005, the Company's Board of Directors declared a two-for-one stock split of the Company's common shares. The two-for-one stock split was effected as a stock dividend, and the stockholders received one additional share of common stock for every share of common stock held on the record date of September 1, 2005. The new shares of common stock were distributed on October 3, 2005. The par value of the Company's common stock of $.10 remains unchanged. All share and per share amounts in periods prior to the stock split were adjusted to reflect the two-for-one stock split. The Statement of Stockholders' Equity in fiscal 2006 reflects the stock split by reclassifying from "Capital in excess of par value" to "Common stock" an amount equal to the par value of the additional shares issued to effect the stock split.

Stock-based compensation

Effective April 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, which requires the cost of all share-based payments to be measured at fair value on the grant date and recognized in the Company's Consolidated Statements of Operations over the period expected to vest. This change did not have a material impact on the Company's consolidated financial position, results of operations or cash flows in fiscal 2007. The Company uses the Black-Scholes valuation model as the method for determining the fair value of its equity awards granted after April 1, 2006. The modified prospective transition method, which requires that prior periods not be restated and that compensation cost be recognized in the financial statements for all awards granted after the date of adoption, as well as for existing awards that were not fully vested as of the date of adoption, has been used by the Company for all equity awards granted after April 1, 2006. All of the Company's equity awards existing at April 1, 2006 were fully vested. SFAS No. 123(R) required that an estimated forfeiture rate be applied to outstanding awards, the impact of which was not material upon adoption. SFAS No. 123(R) also required an entity to calculate the pool of excess benefits available to absorb tax deficiencies recognized subsequent to adoption of SFAS No. 123(R) (the "APIC Pool"). In November 2005, the Financial Accounting Standards Board ("FASB") issued FSP No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* FSP No. FAS 123(R)-3 provided an elective alternative simplified method for calculating the APIC Pool. The Company has elected to use the alternative simplified method to calculate its APIC Pool. SFAS No. 123(R) also amended SFAS No. 95, *Statement of Cash Flows,* to require that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows.

The Company previously accounted for stock-based compensation in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation.* As permitted by SFAS No. 123, the Company continued to measure compensation for its equity compensation plans using the intrinsic value based method of accounting, prescribed by Accounting Principles Board ("APB"), Opinion No. 25, *Accounting for Stock Issued to Employees.*

Prior to fiscal 2007, no compensation cost was recognized under stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards under those plans in accordance with the fair value methodology prescribed under SFAS No. 123, the Company's net income and net income per share would have been the pro forma amounts indicated below:

	Year Ended March 31,	
	2006	2005
Net income (loss)		
As reported	$3,586	$(2,906)
Stock-based employee compensation cost, net of related tax benefits	(224)	(118)
Pro forma net income (loss)	$3,362	$(3,024)
Basic income (loss) per share		
As reported	$ .98	$ (.86)
Pro forma	$ .92	$ (.90)
Diluted income (loss) per share		
As reported	$ .96	$ (.85)
Pro forma	$ .90	$ (.88)

The weighted average fair value of options granted during fiscal 2007, fiscal 2006 and fiscal 2005 was $6.93, $6.16 and $2.34, respectively, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Expected life	5 years	5 years	5 years
Volatility	48.44%	46.86%	42.84%
Risk-free interest rate	5.03%	4.46%	3.53%
Dividend yield	.58%	.63%	1.65%

The expected life represents an estimate of the weighted average period of time that options are expected to remain outstanding given consideration to vesting schedules and the Company's historical exercise patterns. Expected volatility is estimated based on the historical closing prices of the Company's common stock over a period of five years. The risk free interest rate is estimated based on the U.S. Federal Reserve's historical data for the maturity of nominal treasury instruments that corresponds to the expected term of the option. Expected dividend yield is based on historical trends.

Income per share data

Basic income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Common shares outstanding include share equivalent units which are contingently issuable shares. Diluted income per share is calculated by dividing net income by the weighted average number of common shares outstanding and, when applicable, potential common shares outstanding during the period. A reconciliation of the numerators and denominators of basic and diluted income per share from continuing operations is presented below:

	Year Ended March 31,		
	2007	2006	2005
Basic income per share:			
Numerator:			
Income from continuing operations	$ 5,761	$ 3,586	$ 296
Denominator:			
Weighted common shares outstanding	3,864,653	3,627,283	3,333,874
Share equivalent units ("SEUs") outstanding	28,937	26,373	30,106
Weighted average shares and SEUs outstanding	3,893,590	3,653,656	3,363,980
Basic income per share from continuing operations	$ 1.48	$ .98	$ .09
Diluted income per share:			
Numerator:			
Income from continuing operations	$ 5,761	$ 3,586	$ 296
Denominator:			
Weighted average shares and SEUs outstanding	3,893,590	3,653,656	3,363,980
Stock options outstanding	46,400	79,412	69,166
Contingently issuable SEUs	118	1,523	250
Weighted average common and potential common shares outstanding	3,940,108	3,734,591	3,433,396
Diluted income per share from continuing operations	$ 1.46	$ .96	$ .09

There were 45,000 and 36,600 options to purchase shares of common stock at various exercise prices in fiscal 2007 and fiscal 2005, respectively, which were not included in the computation of diluted income per share as the effect would be anti-dilutive. All options to purchase shares of common stock were included in the fiscal 2006 calculation.

Cash flow statement

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Interest paid from continuing operations was $10 in fiscal 2007, $23 in fiscal 2006, and $26 in fiscal 2005. In addition, income taxes paid (refunded) from continuing operations were $160 in fiscal 2007, $85 in fiscal 2006, and $(884) in fiscal 2005.

Non cash activities during fiscal 2007 included the adjustment of $2,373, net of income tax, to recognize in the Company's consolidated financial statements the overfunded and underfunded status of the Company's defined benefit pension and postretirement plans as required by SFAS No. 158. (See "Accounting and Reporting Changes" below). In fiscal 2006 and fiscal 2005, non cash activities included the recognition of minimum pension liability adjustments, net of income tax, of $1,698 and $242, respectively. In fiscal 2005, the U.S. investment in the Company's U.K. operations and the intercompany receivable totaling $3,994 were written off as a result of the liquidation of such subsidiary. Dividends of $84 were recorded in fiscal 2005, but not paid until fiscal 2006.

In fiscal 2007 and fiscal 2006, capital expenditures totaling $71 and $46, respectively, were financed through the issuance of capital leases.

Accumulated other comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income or loss items, which are accumulated as a separate component of stockholders' equity. For the Company, other comprehensive income or loss items include a foreign currency translation adjustment, a minimum pension liability adjustment and a reclassification adjustment in fiscal 2005 for losses included in net income. The reclassification adjustment is related to the reversal of the accumulated foreign currency translation adjustment for the investment in the U.K subsidiary.

Accounting and Reporting Changes

In July 2006, the FASB issued Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes*. FIN No. 48 heightens the threshold for recognizing and measuring tax benefits and requires enterprises to make explicit disclosures about uncertainties in their income tax positions, including a detailed rollforward of tax benefits taken that do not qualify for financial statement recognition. FIN No. 48 is effective as of the beginning of the Company's fiscal year ending March 31, 2008. The Company is currently evaluating the impact FIN No. 48 will have on its financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective as of the beginning of the Company's fiscal year ending March 31, 2008. The Company is currently evaluating the impact SFAS No. 157 will have on its financial position, results of operations and cash flows.

In September 2006, the FASB also issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, an amendment of SFAS Nos. 87, 88, 106 and 132R. SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statement of financial position and changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the funded status of a plan be measured as of the date of its year-end statement of financial position. The Company adopted the recognition and disclosure provisions of SFAS No. 158 as of March 31, 2007 and will adopt the measurement provisions of SFAS No. 158 as of March 31, 2009. The following table presents the impact of initially applying SFAS No. 158 on individual line items in the Consolidated Balance Sheet as of March 31, 2007:

Balance Sheet Caption	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Prepaid pension asset	$ 5,056	$(4,611)	$ 445
Long-term deferred income tax asset	$ 1,567	$ 1,335	$2,902
Accrued postretirement benefits	$(1,879)	$ 903	$ (976)
Accumulated other comprehensive loss (income)	$ (6)	$ 2,373	$2,367

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*, which addresses the process of quantifying financial statement misstatements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have an impact on the Company's financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure various financial instruments and certain other items at fair value in order to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of the Company's fiscal year ending March 31,

2008. The Company is currently evaluating the impact SFAS No. 159 will have on its financial position, results of operations and cash flows.

Note 2 — Discontinued Operations:

On March 15, 2005, the Company's Board of Directors approved a plan to dispose of its U.K. operations, which included the Company's wholly-owned subsidiary, Graham Vacuum and Heat Transfer Limited ("GVHT") and all its subsidiaries, including GVHT's operating subsidiary Graham Precision Pumps Limited ("GPPL") located in Congleton, Cheshire, U.K. The principal creditor of GPPL appointed a receiver to liquidate its assets. The assets of GPPL were sold in May 2005. GPPL manufactured liquid ring vacuum pumps and complete vacuum pump systems used in the chemical, petrochemical, petroleum refining and power industries.

Net sales and the pretax loss for GPPL were $6,096 and $470, respectively, for the operating period in fiscal 2005.

The fiscal 2005 loss from discontinued operations included a loss from disposal of $2,637, which was net of related income tax benefits of $1,515. The loss reflected the fact that the Company would not receive any proceeds from the disposal of the U.K. operation.

Note 3 — Inventories:

Major classifications of inventories are as follows:

	March 31,	
	2007	2006
Raw materials and supplies	$1,427	$1,474
Work in process	6,847	3,087
Finished products	460	777
	8,734	5,338
Less — progress payments	4,052	223
	$4,682	$5,115

Note 4 — Property, Plant and Equipment:

Major classifications of property, plant and equipment are as follows:

	March 31,	
	2007	2006
Land	$ 210	$ 210
Buildings and improvements	10,560	10,307
Machinery and equipment	15,458	15,121
Construction in progress	852	28
	27,080	25,666
Less — accumulated depreciation and amortization	18,300	17,712
	$ 8,780	$ 7,954

Depreciation expense from continuing operations in fiscal 2007, fiscal 2006, and fiscal 2005 was $874, $775, and $768, respectively.

Note 5 — Product Warranty Liability:

The reconciliation of the changes in the product warranty liability is as follows:

	Year Ended March 31,	
	2007	2006
Balance at beginning of year	$ 330	$ 255
Expense for product warranties	199	301
Product warranty claims paid	(172)	(226)
Balance at end of year	$ 357	$ 330

Note 6 — Leases:

The Company leases equipment and office space under various operating leases. Lease expense for continuing operations applicable to operating leases was $79, $50 and $53 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively.

Property, plant and equipment include the following amounts for leases which have been capitalized.

	March 31,	
	2007	2006
Machinery and equipment	$171	$196
Less accumulated amortization	80	125
	$ 91	$ 71

Amortization of machinery and equipment under capital lease for continuing operations amounted to $27, $42 and $43 in fiscal 2007, fiscal 2006, and fiscal 2005, respectively, and is included in depreciation expense.

As of March 31, 2007, future minimum payments required under non-cancelable leases are:

	Operating Leases	Capital Leases
2008	28	44
2009	22	24
2010	23	19
2011	25	19
Total minimum lease payments	$98	$106
Less — amount representing interest		13
Present value of net minimum lease payments		$ 93

Note 7 — Debt:

Short-Term Debt Due to Banks

The Company and its subsidiaries had no short-term borrowings outstanding at March 31, 2007 and 2006.

The Company's revolving credit facility agreement provides a line of credit of up to $20,000 including letters of credit and bank guarantees through October 31, 2008 (Note 8). The facility allows for the issuance of letters of credit up to $12,000 and bank guarantees for the Chinese subsidiary up to 3,863,988 RMB ($500 at the March 31, 2007 exchange rate). The agreement allows the Company to borrow at the bank's prime rate minus a variable percentage based upon certain financial ratios. The Company was able to borrow at a rate of prime minus 125 basis points at March 31, 2007 and prime minus 100 basis points at March 31, 2006. The bank's prime rate was 8.25% and 7.75% at March 31, 2007 and 2006, respectively.

The agreement allows the Company at any time to convert balances outstanding not less than $2,000 and up to $9,000 into a two-year term loan. Under this conversion feature, which is available through October 2008, the Company may convert the principal outstanding on the revolving line of credit to a two-year term loan. Availability under the line of credit was $11,422 at March 31, 2007.

The Company is required to pay commitment fees of 25 basis points on the unused portion of the domestic revolving credit facility. The loan agreement contains provisions pertaining to the maintenance of minimum working capital balances, tangible net worth and financial ratios as well as restrictions on the payment of dividends to stockholders and incurrence of additional long-term debt. The dividend provision limits the payment of dividends to stockholders to $600 per year. Assets with a book value of $39,743 have been pledged to secure certain of our borrowings.

There were no short-term borrowings by the Company during fiscal 2007. The weighted average interest rate on short-term borrowings in fiscal 2006 and fiscal 2005 was 5.4% and 4.3%, respectively.

Long-Term Debt

The Company and its subsidiaries had long-term borrowings outstanding as follows:

	March 31,	
	2007	2006
Capital lease obligations (Note 6)	$93	$75
Less: current amounts	37	45
Total	$56	$30

With the exception of capital leases, there are no long-term debt payment requirements over the next five years as of March 31, 2007.

Note 8 — Financial Instruments and Derivative Financial Instruments

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, investments, and trade accounts receivable. The Company places its cash, cash equivalents, and investments with high credit quality financial institutions, and evaluates the credit worthiness of these financial institutions on a regular basis. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. At March 31, 2007 and 2006, the Company had no significant concentrations of credit risk.

Letters of Credit

The Company has entered into standby letter of credit agreements with financial institutions relating to the guarantee of future performance on certain contracts. At March 31, 2007 and 2006, the Company was contingently liable on outstanding standby letters of credit aggregating $8,578 and $4,688, respectively.

Foreign Exchange Risk Management

The Company, as a result of its global operating and financial activities, is exposed to market risks from changes in foreign exchange rates. In seeking to minimize the risks and/or costs associated with such activities, the Company may utilize foreign exchange forward contracts with fixed dates of maturity and exchange rates. The Company does not hold or issue financial instruments for trading or other speculative purposes and only holds contracts with high quality financial institutions. If the counter-parties to the exchange contracts do not fulfill their obligations to deliver the contracted foreign currencies, the Company could be at risk for fluctuations, if any, required to settle the obligation. At March 31, 2007 and 2006, there were no foreign exchange forward contracts held by the Company.

Note 9 — Income Taxes:

An analysis of the components of income from continuing operations before income taxes is presented below:

	Year Ended March 31,		
	2007	2006	2005
United States	$6,476	$5,739	$359
United Kingdom	9	14	—
China	34	—	—
	$6,519	$5,753	$359

The provision for income taxes related to income from continuing operations consists of:

	Year Ended March 31,		
	2007	2006	2005
Current:			
Federal	$ 80	$ —	$—
State	29	14	5
Foreign	3	3	—
	112	17	5
Deferred:			
Federal	438	1,878	36
State	201	272	22
Foreign	7	—	—
	646	2,150	58
Total provision for income taxes	$758	$2,167	$63

The reconciliation of the provision from continuing operations calculated using the United States federal tax rate with the provision for income taxes from continuing operations presented in the financial statements is as follows:

	Year Ended March 31,		
	2007	2006	2005
Provision for income taxes at federal rate	$ 2,216	$1,956	$122
State taxes	221	281	25
Charges not deductible for income tax purposes	21	32	43
Recognition of tax benefit generated by extraterritorial income exclusion	(88)	(100)	(94)
Tax credits	(1,607)	—	(20)
Other	(5)	(2)	(13)
Provision for income taxes	$ 758	$2,167	$ 63

During fiscal 2007, the Company recognized a $1,607 tax benefit for research and development tax credits. The total credit recorded related to qualifying expenditures for fiscal years 1999 to 2007.

The deferred income tax asset (liability) recorded in the Consolidated Balance Sheets results from differences between financial statement and tax reporting of income and deductions. A summary of the composition of the Company's net deferred income tax asset follows:

	March 31, 2007	March 31, 2006
Depreciation	$ (918)	$ (885)
Accrued compensation	187	354
Prepaid pension asset	(421)	(1,309)
Accrued pension liability	98	91
Accrued postretirement benefits	460	875
Compensated absences	533	522
Inventories	(1,112)	(1,072)
Warranty liability	139	129
Accrued expenses	322	206
Federal and state loss carryforwards	1,605	2,970
Federal tax credits	1,808	121
New York State investment tax credit	140	133
Other	(26)	(9)
	2,815	2,126
Less: Valuation allowance	—	—
Total	$ 2,815	$ 2,126

The net deferred income tax asset is presented in the Consolidated Balance Sheets as follows:

	March 31, 2007	March 31, 2006
Current deferred income tax asset	$ 1	$ 19
Long-term deferred income tax asset	2,901	2,107
Current deferred income tax liability	(87)	—
	$2,815	$2,126

Deferred income taxes include the impact of federal alternative minimum tax credits of $155, which may be carried forward indefinitely, research and development credits of $1,653, which expire from 2019 to 2027, federal and state operating loss carryforwards of $4,306 and $8,058, respectively, which expire from 2024 to 2026, and investment tax credits of $140, which expire from 2010 to 2022.

Note 10 — Employee Benefit Plans:

Retirement Plans

The Company has a qualified defined benefit plan covering employees in the United States hired prior to January 1, 2003, which is non-contributory. Benefits are based on the employee's years of service and average earnings for the five highest consecutive calendar years of compensation in the ten-year period preceding retirement. The Company's funding policy for the plan is to contribute the amount required by the Employee Retirement Income Security Act of 1974. The measurement date for the plan is December 31.

The components of pension cost are:

	Year Ended March 31,		
	2007	2006	2005
Service cost-benefits earned during the period	$ 472	$ 450	$ 472
Interest cost on projected benefit obligation	1,056	988	975
Expected return on assets	(1,360)	(921)	(905)
Amortization of:			
Transition asset	—	—	(15)
Unrecognized prior service cost	4	4	4
Actuarial loss	349	297	304
Net pension cost	$ 521	$ 818	$ 835

The weighted average actuarial assumptions used to determine net pension cost are:

Discount rate	5.75%	5.93%	6%
Rate of increase in compensation levels	3.5%	3.5%	3.5%
Long-term rate of return on plan assets	8.5%	8.5%	9%

The expected long-term rate of return is based on the plan's asset allocation using forward-looking assumptions in the context of historical returns, correlations and market volatilities.

The contribution to the plan for the year ending March 31, 2008 is estimated to be $2,500.

Changes in the Company's benefit obligation, plan assets and funded status for the pension plan are presented below:

	Year Ended March 31,	
	2007	2006
Change in the benefit obligation		
Projected benefit obligation at beginning of year	$18,863	$17,607
Service cost	393	382
Interest cost	1,056	988
Actuarial (gain) loss	(624)	364
Benefit payments	(624)	(478)
Projected benefit obligation at end of year	$19,064	$18,863

The weighted average actuarial assumptions used to determine the benefit obligation are:

	March 31, 2007	March 31, 2006
Discount rate	5.91%	5.75%
Rate of increase in compensation levels	3.5%	3.5%
Change in fair value of plan assets		
Fair value of plan assets at beginning of year	$15,515	$10,535
Actual return on plan assets	2,118	707
Employer contributions	2,500	4,751
Benefit and administrative expense payments	(624)	(478)
Fair value of plan assets at end of year	$19,509	$15,515
Funded status		
Funded status at end of year	$ 445	$ (3,348)
Unrecognized prior service cost	—	38
Unrecognized actuarial loss	—	6,386
Net asset recognized	$ 445	$ 3,076

Due to the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of March 31, 2007, the funded status of the plan is equal to the net asset recognized in the March 31, 2007 Consolidated Balance Sheet. (See *Accounting and Reporting Changes* in Note 1 for a summary of the amounts recorded).

The projected benefit obligation is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. In order to measure the funded status for financial accounting purposes prior to the adoption of SFAS No. 158, the accumulated benefit obligation was compared to the market value of plan assets and amounts recognized for such benefits in the Consolidated Balance Sheet. The accumulated benefit obligation as of March 31, 2007 and 2006 was $15,600 and $15,515, respectively. At March 31, 2007 and 2006, the pension plan was fully funded on an accumulated benefit obligation basis.

Amounts recognized in accumulated other comprehensive loss, net of income tax, at March 31, 2007 consist of:

Net actuarial losses	$2,929
Prior service cost	22
	$2,951

The estimated net actuarial loss and prior service cost for the pension plan that will be amortized from accumulated other comprehensive loss into net pension cost in fiscal 2008 are $223 and $4, respectively.

The following benefit payments, which reflect future service, are expected to be paid:

2008	$ 556
2009	560
2010	701
2011	774
2012	805
2013-2017	4,852
Total	$8,248

The weighted average asset allocation of the plan assets by asset category is as follows:

	Target Allocation	December 31, 2006	December 31, 2005
Asset Category			
Equity securities	50-70%	66%	66%
Debt securities	20-50%	34%	34%
Other, including cash	0-10%	—	—
		100%	100%

The investment strategy of the plan is to generate a consistent total investment return sufficient to pay present and future plan benefits to retirees, while minimizing the long-term cost to the Company. Target allocations for asset categories are used to earn a reasonable rate of return, provide required liquidity and minimize the risk of large losses. Targets are adjusted when considered necessary to reflect trends and developments within the overall investment environment.

On February 4, 2003, the Company closed the defined benefit plan to all employees hired on or after January 1, 2003. In place of the defined benefit plan, these employees participate in the Company's defined contribution plan. The Company contributes a fixed percentage of employee compensation to this plan on an annual basis for these employees. The Company contribution to the defined contribution plan for these employees in fiscal 2007, fiscal 2006 and fiscal 2005 was $42, $28 and $7, respectively.

The Company has a Supplemental Executive Retirement Plan ("SERP") which provides retirement benefits associated with wages in excess of the legislated qualified plan maximums. Pension expense recorded in fiscal 2007, fiscal 2006, and fiscal 2005 related to this plan was $19, $30 and $29, respectively. At March 31, 2007 and 2006, the related liability was $251 and $232, respectively, and is included in the caption "Accrued Pension Liability" in the Consolidated Balance Sheets.

The Company has a domestic defined contribution plan covering substantially all employees. Company contributions to the plan are determined by a formula based on profitability and are made at the discretion of the Compensation Committee of the Board of Directors. Contributions were $228 in fiscal 2007, $220 in fiscal 2006, and $0 in fiscal 2005.

Other Postretirement Benefits

In addition to providing pension benefits, the Company has a plan in the United States, which provides health care benefits for eligible retirees and eligible survivors of retirees. The Company's share of the medical premium cost has been capped at $4 for family coverage and $2 for single coverage for early retirees, and $1 for both family and single coverage for regular retirees. The measurement date for the plan is December 31.

On February 4, 2003, the Company terminated postretirement health care benefits for its U.S. employees. Benefits payable to retirees of record on April 1, 2003 remained unchanged.

The components of postretirement benefit cost (income) are:

	Year ended March 31, 2007	2006	2005
Interest cost on accumulated benefit obligation	$ 63	$ 70	$ 72
Amortization of prior service benefit	(166)	(166)	(166)
Amortization of actuarial loss	25	15	13
Net postretirement benefit income	$ (78)	$ (81)	$ (81)

The weighted average discount rate used to develop the net postretirement benefit cost were 5.65%, 5.93% and 6% in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Changes in the Company's benefit obligation, plan assets and funded status for the plan are as follows:

	Year Ended March 31, 2007	Year Ended March 31, 2006
Change in the benefit obligation		
Projected benefit obligation at beginning of year	$1,175	$1,203
Interest cost	63	70
Participant contributions	14	23
Actuarial loss	24	42
Benefit payments	(166)	(163)
Projected benefit obligation at end of year	$1,110	$1,175

The weighted average actuarial assumptions used to develop the accrued postretirement benefit obligation were:

	March 31, 2007	March 31, 2006
Discount rate	5.65%	5.65%
Medical care cost trend rate	8.5%	6.5%

The medical care cost trend rate used in the actuarial computation ultimately reduces to 5% in 2014 and subsequent years. This was accomplished using 1/2% decrements for the years 2008 through 2014.

	Year Ended March 31, 2007	Year Ended March 31, 2006
Change in fair value of plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contribution	152	140
Participants' contributions	14	23
Benefit payments	(166)	(163)
Fair value of plan assets at end of year	$ —	$ —
Funded status		
Funded status at end of year	$(1,110)	$(1,175)
Unrecognized prior service benefit	—	(1,475)
Unrecognized actuarial loss	—	407
Net liability recognized	$(1,110)	$(2,243)

The current portion of the accrued postretirement benefit obligation of $134 and $139, at March 31, 2007 and 2006, respectively, is included in the caption "Accrued Compensation" and the long-term portion is separately presented in the Consolidated Balance Sheets.

Due to the adoption of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", as of March 31, 2007, the funded status of the plan is equal to the net liability recognized in the March 31, 2007 Consolidated Balance Sheet. (See "Accounting and Reporting Changes" in Note 1 for a summary of amounts recorded).

Amounts recognized in accumulated other comprehensive loss (income), net of income tax, at March 31, 2007 consist of:

Net actuarial loss	$ 260
Prior service cost	(838)
	$(578)

The estimated net actuarial loss and prior service cost for the other postretirement benefit plan that will be amortized from accumulated other comprehensive loss (income) into net postretirement benefit income in fiscal 2008 are $24 and $(166), respectively.

The following benefit payments are expected to be paid:

2008	$ 134
2009	124
2010	120
2011	107
2012	100
2013-2017	492
Total	$1,077

Assumed medical care cost trend rates could have a significant effect on the amounts reported for the postretirement benefit plan. However, due to the caps imposed on the Company's share of the premium costs, a one percentage point change in assumed medical care cost trend rates would not have a significant effect on the total service and interest cost components or the postretirement benefit obligation.

Employee Stock Ownership Plan

The Company has a noncontributory Employee Stock Ownership Plan ("ESOP") that covers substantially all employees in the United States. In 1990, the Company borrowed $2,000 under loan and pledge agreements. The proceeds of the loans were used to purchase shares of the Company's common stock. The purchased shares were pledged as security for the payment of principal and interest as provided in the loan and pledge agreements. Funds for servicing the debt payments were provided from contributions paid by the Company to the ESOP, from earnings attributable to such contributions, and from cash dividends paid to the ESOP on shares of the Company stock, which it owns. At March 31, 2000, the loan had been repaid and all shares were allocated to participants. There were 151,446 and 158,549 shares in the ESOP at March 31, 2007 and 2006, respectively. There were no Company contributions to the ESOP in fiscal 2007, fiscal 2006 or fiscal 2005. Dividends paid on allocated shares accumulate for the benefit of the employees.

Note 11 — Stock Compensation Plans:

The 2000 Graham Corporation Incentive Plan to Increase Shareholder Value provides for the issuance of up to 550,000 shares of common stock in connection with grants of incentive stock options, non-qualified stock options, stock awards and performance awards to officers, key employees and outside directors, however, no more than 100,000 shares of common stock may be used for awards other than stock options. The options may be granted at prices not less than the fair market value at the date of grant and expire no later than ten years after the date of grant.

The 1995 Graham Corporation Incentive Plan to Increase Shareholder Value provided for the issuance of up to 384,000 shares of common stock in connection with grants of incentive stock options and non-qualified stock options to officers, key employees and outside directors. The options were granted at prices not less than the fair market value at the date of grant and expire no later than ten years after the date of grant. Options can no longer be granted under this Plan.

On April 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, which required the cost of all share-based payments to be measured at fair value on the grant date and recognized in the Company's Consolidated Statements of Operations. All of the Company's equity awards existing at April 1, 2006 were fully vested. During fiscal 2007, incentives were awarded in the form of stock options with a term of ten years from the date of grant. The stock option awards vest ratably over a four-year period. The Company has elected to use the straight-line method to recognize compensation costs related to such awards.

During fiscal 2007, the Company recognized $84 of stock-based compensation cost and $35 of related tax benefits reducing net income by $49 and both basic and diluted earnings per share by $.01. Prior to fiscal 2007, no compensation cost was recognized under stock option plans.

The Company received cash proceeds from the exercise of stock options of $413, $1,424 and $390 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

The following table summarizes information about the Company's stock option awards during fiscal 2007, fiscal 2006 and fiscal 2005:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at April 1, 2004	423,390	$ 6.09		
Granted	78,000	$ 6.37		
Exercised	(78,580)	$ 4.97		
Cancelled	(40,800)	$ 7.75		
Outstanding at March 31, 2005	382,010	$ 6.20		
Granted	56,000	$13.90		
Exercised	(238,910)	$ 5.96		
Outstanding at March 31, 2006	199,100	$ 8.65		
Granted	59,000	$19.80		
Exercised	(55,100)	$ 7.49		
Forfeited	(14,000)	$19.94		
Outstanding at March 31, 2007	189,000	$11.63	6.41 years	$1,059
Vested or expected to vest at March 31, 2007	186,603	$11.53	6.38 years	$1,059
Exercisable at March 31, 2007	144,000	$ 9.10	5.55 years	$1,059

The following table summarizes information about stock options outstanding at March 31, 2007:

Exercise Price	Options Outstanding at March 31, 2007	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 3.75- 4.57	26,500	$ 4.19	4.74 years
5.50- 6.25	41,000	5.96	5.08
8.06-13.90	76,500	12.48	6.08
17.10-19.94	45,000	19.75	9.18
$ 3.75-19.94	189,000	$11.63	6.41

The Company calculated intrinsic value (the amount by which the stock price exceeds the exercise price of the option) as of March 31, 2007. The Company's closing stock price was $16.45 as of March 31, 2007. The total intrinsic value of the stock options exercised during fiscal 2007, fiscal 2006 and fiscal 2005 was $534, $2,140 and $205, respectively. As of March 31, 2007, there was $325 of total unrecognized stock-based compensation expense related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 3.18 years.

The outstanding options expire between August 2007 and July 2016. Options, stock awards and performance awards available for future grants were 298,300 at March 31, 2007.

The Company has a Long-Term Incentive Plan which provides for awards of share equivalent units for outside directors based upon the Company's performance. Each unit is equivalent to one share of the Company's common stock. Share equivalent units are credited to each outside director's account for each of the first five full fiscal years of the director's service when consolidated net income is at least 100% of the approved budgeted net income for the year. The share equivalent units are payable in cash or stock upon retirement. Compensation cost for share equivalent units is recorded based on the higher of the quoted market price of the Company's stock at the end of the period up to $8 per unit or the stock price at date of grant. The cost of share equivalent units earned and charged to pre-tax income under this Plan was $0 in fiscal 2007, $60 in fiscal 2006 and $0 in fiscal 2005. At March 31, 2007 and 2006, there were 29,773 and 26,421 share equivalent units in the Plan and the related liability recorded was $272 and $276 at March 31, 2007 and 2006, respectively. The (income) expense to mark to market the share equivalent units was $(7), $0 and $74 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Note 12 — Shareholder Rights Plan:

On July 27, 2000 the Company adopted a Shareholder Rights Plan. Under the Plan, as of September 11, 2000, one share Purchase Right ("Right") was attached to each outstanding share of common stock. When and if the Rights become exercisable, each Right would entitle the holder of a share of common stock to purchase from the Company one one-hundredth (1/100) interest in a share of Series A Junior Participating preferred stock, at a price of $45.00 per one one-hundredth (1/100) interest in a share of preferred stock, subject to adjustment. The Rights become exercisable upon certain events: (i) if a person or group of affiliated persons acquires 15% or more of the Company's outstanding common stock; or (ii) if a person or group commences a tender offer for 15% or more of the Company's outstanding common stock.

The Company may redeem the Rights for $.01 per Right at any time prior to the acquisition by a person or group of affiliated persons of beneficial ownership of 15% or more of the Company's outstanding common stock ("Acquiring Person").

In the event that any person or group of affiliated persons becomes an Acquiring Person, each holder of a Right other than Rights beneficially owned by the Acquiring Person will have the right to receive upon exercise a number of shares of common stock having a market value of twice the purchase price of the Right. In the event that the Corporation is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earning power is sold, each holder of a Right will have the right to receive, upon exercise, a number of shares of common stock of the acquiring corporation that at the time of such transaction will have a market value of two times the purchase price of the Right.

Note 13 — Other Income and Expense:

The Company is party to a one year renewable license agreement, which has been renewed for one year through October 31, 2007, pursuant to which it licenses to a third party the right to use, market and sell specific licensed products manufactured by the Company. The agreement contains a provision for royalties payable to the Company based upon sales of the licensed products by the licensee. In June 2006, the Company earned royalties of $148 in conjunction with this agreement. Future royalty income earned will depend upon the sale of licensed products by the licensee.

In February 2007, the Company recorded a $100 provision for the estimated costs in connection with a lawsuit filed against the Company alleging personal injury from exposure to asbestos contained in products made by the Company. The Company has been engaged in discussions with the plaintiff in an effort to settle the suit. The range of the possible cost related to this suit is estimated to be $25 to $375.

In April 2006, the Company entered into a settlement agreement with a foreign competitor that had been using the "Graham" name. In accordance with the agreement, the competitor agreed to discontinue using the "Graham" name in exchange for certain inventory with a carrying value of $247. An expense of $371 was recorded for the carrying value of the inventory, packaging costs of $5 and related legal costs of $119. This expense is included in the caption "Other Expense" in the 2006 Consolidated Statement of Operations. The related liability was included in the caption "Accrued Expenses and Other Liabilities" in the Consolidated Balance Sheet at March 31, 2006.

During 2005, the Company's workforce in the United States was restructured by transitioning certain senior management employees and eliminating positions at the staff level. As a result, a restructuring charge of $401 was recognized, which included severance and related employee benefit costs. This charge is included in the caption "Other Expense" in the 2005 Consolidated Statement of Operations.

A reconciliation of the changes in the restructuring reserve, which is included in the caption "Accrued Expenses and Other Liabilities" in the Consolidated Balance Sheets is as follows:

	2007	2006
Balance at beginning of year	$ 26	$ 142
Expense for restructuring	—	19
Amounts paid for restructuring	$(12)	(135)
Balance at end of year	$ 14	$ 26

The liability at March 31, 2007 will be paid in fiscal 2008.

In November 2004, the Company entered into an Agreement and General Release in connection with the retirement of its former President and Chief Executive Officer. In accordance with the agreement, the Company agreed to retain the former officer as an independent consultant for the period January 1, 2005 to November 8, 2008 and to provide him with certain medical, dental and insurance benefits during the consulting period. The agreement also contains a non-compete provision. The agreement, which does not require performance for payment, was accounted for as an individual deferred compensation arrangement, and, therefore, an expense of $648 was recognized and included in the caption "Other Expense" in the 2005 Consolidated Statement of Operations. The current and long-term portions of the related liability at March 31, 2007 were $100 and $59, respectively, and $162 and $160 at March 31, 2006, respectively, and are included in the captions "Accrued Expenses and Other Liabilities" and "Other Long-Term Liabilities" in the Consolidated Balance Sheets at March 31, 2007 and 2006.

In September 2004, the Company settled a contract dispute with a customer regarding cancellation charges. As a result of the settlement, other income of $1,592 was recorded and is presented in the caption "Other Income" in the 2005 Consolidated Statement of Operations.

Note 14 — Related Party Transactions:

In April 2000, the Company's Board of Directors adopted a Long-Term Stock Ownership Plan to encourage officers and directors to broaden their equity ownership in the Company. The Board authorized the sale under the Plan of up to 320,000 shares of the Company's common stock that was held as treasury stock. Of the amount authorized, eligible participants purchased 235,600 shares at fair market value. The eligible participants paid cash equal to the par value of the shares and a note receivable was recorded by the Company for the remaining balance due on the purchase of the shares. The notes receivable are fixed rate interest bearing notes with a term of ten years. The notes are repayable in equal quarterly installments through March 31, 2010. The notes, which are full recourse notes, contain certain provisions which grant a security interest to the Company in the shares and any proceeds from the sale of the shares and are presented as a component of Stockholders' Equity in the Consolidated Balance Sheets.

Note 15 — Segment Information:

In March 2005, the Company made available for sale its U.K. operations, which resulted in the appointment of a receiver by its bank, and subsequently, the liquidation of the operation. See Note 2 to the Consolidated Financial Statements. This former operating segment has been presented as a discontinued operation in the Consolidated Financial Statements. As a result of this disposition, the Company has only one remaining operating segment. The Company's chief operating decision maker is the president and chief operating officer. The United States operation designs and manufactures heat transfer and vacuum equipment. Heat transfer equipment includes surface condensers, Heliflows, water heaters and various types of heat exchangers. Vacuum equipment includes steam jet ejector vacuum systems and liquid ring vacuum pumps. These products are sold individually or combined into package systems for use in several industrial markets. The Company also services and sells spare parts for its equipment.

Net sales by product line from continuing operations for the following fiscal years are:

	2007	2006	2005
Heat transfer equipment	$28,275	$24,242	$15,927
Vacuum equipment	26,676	21,011	18,104
All other	10,871	9,955	7,302
Net sales	$65,822	$55,208	$41,333

The breakdown of net sales from continuing operations by geographic area for the following fiscal years is:

	2007	2006	2005
Net Sales:			
Africa	$ 84	$ 30	$ 403
Asia	11,157	8,854	6,154
Australia & New Zealand	1,652	295	731
Canada	2,764	5,201	3,756
Mexico	583	2,578	1,007
Middle East	15,253	7,893	1,783
South America	583	1,965	1,874
United States	33,006	27,881	24,995
Western Europe	566	375	594
Other	174	136	36
Net sales	$65,822	$55,208	$41,333

The final destination of products shipped is the basis used to determine net sales by geographic area. No sales to the Middle East were to the terrorist sponsoring nations of Sudan, Iran, Cuba, North Korea or Syria.

In fiscal 2007 and fiscal 2006, total sales to one customer amounted to 12% and 11%, respectively, of total net sales for the year. There were no sales to a single customer that amounted to 10% or more of total consolidated sales in fiscal 2005.

Note 16 — Commitments and Contingencies:

The Company has been named as a defendant in certain lawsuits alleging personal injury from exposure to asbestos contained in products made by the Company. The Company is a co-defendant with numerous other defendants in these lawsuits and intends to vigorously defend itself against these claims. The claims are similar to previous asbestos suits that named the Company as defendant, which either were dismissed when it was shown that the Company had not supplied products to the plaintiffs' places of work or were settled for minimal amounts below the expected defense costs.

From time to time in the ordinary course of business, the Company is subject to legal proceedings and potential claims. At March 31, 2007, management was unaware of any additional litigation matters.

In May 2006, the Company completed the formation of a wholly-owned Chinese subsidiary located in Suzhou and committed to invest an aggregate of $2,100 over a two year period. As of March 31, 2007, the Company had invested $1,064 in the Chinese subsidiary.

Note 17 — Sale of Treasury Stock:

On November 23, 2005, the Company completed the sale of 198,246 shares of its common stock previously held as treasury shares. The shares were sold at $18.00 per share in privately negotiated transactions. As a result of the sale, treasury stock was reduced by $1,385 and capital in excess of par value was increased by $2,018.

Note 18 — Quarterly Financial Data (Unaudited):

A capsule summary of the Company's unaudited quarterly results for fiscal 2007 and fiscal 2006 is presented below:

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$ 14,608	$ 15,903	$ 14,500	$ 20,811	$ 65,822
Gross profit	4,118	3,224	3,390	6,087	16,819
Provision (benefit) for income taxes	705	267	322	(536)	758
Net income	1,116	563	666	3,416(1)	5,761
Per share:					
Net income:					
Basic	.29	.14	.17	.87	1.48
Diluted	.28	.14	.17	.86	1.46
Market price range of common stock	17.51-23	16.10-19.35	12.55-17.75	12.67-17	12.55-23

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Net sales	$ 11,749	$ 14,044	$ 13,504	$ 15,911	$ 55,208
Gross profit	3,338	4,629	3,595	4,397	15,959
Provision for income taxes	377	728	301	761	2,167
Net income	703	1,350	560	973	3,586
Per share:					
Net income:					
Basic	.20	.38	.15	.25	.98
Diluted	.20	.37	.15	.25	.96
Market price range of common stock	13.75-8.28	20.71-12.63	24.85-13.20	26-17.60	26-8.28

(1) In the fourth quarter of fiscal 2007, the Company recognized a tax benefit of $1,607 for research and development tax credits related to qualifying expenditures for fiscal years 1999 to 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Graham Corporation
Batavia, New York

We have audited the accompanying consolidated balance sheets of Graham Corporation and subsidiaries (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Graham Corporation and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, during the year ended March 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
June 5, 2007

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Conclusion regarding the effectiveness of disclosure controls and procedures

Our president and chief operating officer (principal executive officer) and our vice president of finance and administration and chief financial officer (principal financial officer) each have evaluated our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our president and chief operating officer and vice president of finance and administration and chief financial officer concluded that our disclosure controls and procedures were effective as of such date.

Changes in internal control over financial reporting

There has been no change to our internal control over financial reporting during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

Item 9A (T). ***Controls and Procedures***

Not applicable.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Except as otherwise stated specifically in this response to Item 10, the information required by this Item is incorporated herein by reference to the statements under the headings "Election of Directors," "Executive Officers," "Corporate Governance — Board Meetings and Committees of the Board" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our proxy statement for our 2007 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2007.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, controller and others performing similar functions. Our Code of Business Conduct and Ethics also applies to all of our other employees and to our directors. Our Code of Business Conduct and Ethics is available on our website located at www.graham-mfg.com under the heading "Corporate Governance". We intend to satisfy any disclosure requirements pursuant to Item 5.05 of Form 8-K regarding any amendment to, or a waiver from, certain provisions of our Code of Business Conduct and Ethics by posting such information on our website.

Item 11. ***Executive Compensation***

The information required by this Item 11 is incorporated herein by reference to the statements under the headings "Compensation of Named Executive Officers and Directors" contained in our proxy statement for our 2007 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2007.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Except as set forth below, the information required by this Item 12 is incorporated herein by reference to the statements under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in our proxy statement for our 2007 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2007.

Securities Authorized for Issuance under Equity Compensation Plans as of March 31, 2007

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	189,000	$11.63	298,300
Equity compensation plans not approved by security holders	—	—	—
Total	189,000	$11.63	298,300

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 is incorporated by reference to the statements under the heading "Certain Relationships and Related Transactions" and "Corporate Governance — Board Meetings and Committees of the Board" contained in our proxy statement for our 2007 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2007.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item 14 is incorporated by reference to the statements under the heading "Ratification of Independent Registered Public Accounting Firm" contained in our proxy statement for our 2007 Annual Meeting of Stockholders, to be filed within 120 days after the year ended March 31, 2007.

Item 15. *Exhibits and Financial Statement Schedules*

We have filed our Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K and have listed such financial statements in the Index to Financial Statements included in Item 8. In addition, the financial statement schedule entitled "Schedule II — Valuation and Qualifying Accounts" is filed as part of this Annual Report on Form 10-K under this Item 15.

All other schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

The exhibits filed as part of this Annual Report on Form 10-K are listed in the Index to Exhibits immediately following the signature page of this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Graham Corporation
Batavia, New York

We have audited the consolidated financial statements of Graham Corporation and subsidiaries (the "Company") as of March 31, 2007 and 2006, and for each of the three years in the period ended March 31, 2007, and have issued our report thereon dated June 5, 2007; such consolidated financial statements and report are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP
Rochester, New York
June 5, 2007

GRAHAM CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended March 31, 2007					
Reserves deducted from the asset to which they apply:					
Reserve for doubtful accounts receivable	$ 28	$ 23	$ —	$ (3)	$ 48
Reserves included in the balance sheet caption Accrued expenses					
Product warranty liability	330	199	—	(172)	357
Restructuring reserve	26	—	—	12	14
Year ended March 31, 2006					
Reserves deducted from the asset to which they apply:					
Reserve for doubtful accounts receivable	$ 28	$ 5	$ —	$ (5)	$ 28
Reserves included in the balance sheet caption Accrued expenses					
Product warranty liability	255	301	—	(226)	330
Restructuring reserve	142	19	—	(135)	26
Year ended March 31, 2005					
Reserves deducted from the asset to which they apply:					
Reserve for doubtful accounts receivable	$ 75	$ 16	$(32)(a)	$ (31)	$ 28
Reserves included in the balance sheet caption Accrued expenses					
Product warranty liability	242	124	—	(111)	255
Restructuring reserve	153	401	—	(412)	142

Note:

(a) Represents a bad debt recovery and a reduction due to the liquidation of Graham Vacuum and Heat Transfer Limited.

INDEX TO EXHIBITS

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession

Not applicable.

(3) Articles of Incorporation and By-Laws

3.1 Certificate of Incorporation, as amended, is incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-2 (SEC File No. 333-128646) filed on September 28, 2005.

3.2 By-laws, as amended, are incorporated herein by reference to Exhibit 3(ii) to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004.

(4) Instruments defining the rights of security holders, including indentures

4.1 Stockholder Rights Plan is incorporated herein by reference to Exhibit 99.3 to the Company's Form 8-A (SEC File No. 000-18703) filed September 15, 2000.

(9) Voting trust agreement

Not applicable.

(10) Material Contracts

#10.1 1995 Graham Corporation Incentive Plan to Increase Shareholder Value is incorporated herein by reference to Appendix A to the Company's Proxy Statement for its 1996 Annual Meeting of Stockholders.

#10.2 Employment Agreement between the Company and J. Ronald Hansen dated May 13, 1993 is incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended March 31, 1998.

#10.3 Graham Corporation Senior Executive Severance Agreement between the Company and J. Ronald Hansen dated July 28, 1995 is incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended March 31, 1998.

#10.4 Amendment No. 1, dated September 26, 1996, to Employment Agreement between the Company and J. Ronald Hansen, dated May 13, 1993, is incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended March 31, 1998.

#10.5 Employment Agreement between the Company and Stephen P. Northrup dated as of September 26, 1996 is incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended March 31, 1998.

#10.6 2000 Graham Corporation Incentive Plan to Increase Shareholder Value is incorporated herein by reference to Appendix A to the Company's Proxy Statement for its 2001 Annual Meeting of Stockholders.

#10.7 Long-Term Stock Ownership Plan of Graham Corporation is incorporated herein by reference to Appendix A to the Company's Proxy Statement for its 2000 Annual Meeting of Stockholders.

#10.8 Agreement and Release of Claims between Alvaro Cadena and the Company dated November 29, 2004 is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 29, 2004.

#10.9 Form of Director Indemnification Agreement is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2004.

#10.10 Graham Corporation Outside Directors' Long-Term Incentive Plan is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 3, 2005.

10.11 Amended and Restated Credit Facility Agreement between Graham Corporation and Bank of America, N.A. dated as of July 12, 2005 (includes form of Amended and Restated Revolving Line Note) is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated July 12, 2005.

10.12 First Amendment, dated as of February 24, 2006, to Credit Facility Agreement between Graham Corporation and Bank of America, N.A. dated as of July 12, 2005, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 24, 2006.

#10.13 Graham Corporation Policy Statement for U.S. Foreign Service Employees is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 27, 2006.

#10.14 Graham Corporation Annual Stock-Based Incentive Award is incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated March 27, 2006.

#10.15 Graham Corporation Annual Executive Cash Bonus Program is incorporated herein by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated March 27, 2006.

10.16 Second Amendment, dated as of June 14, 2006, to Credit Facility Agreement between Graham Corporation and Bank of America, N.A., dated as of July 12, 2005, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 14, 2006.

#10.17 Employment Agreement between Graham Corporation and James R. Lines executed July 27, 2006 with an effective date of August 1, 2006, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 27, 2006.

#10.18 Amended and Restated 2000 Graham Corporation Incentive Plan to Increase Shareholder Value is incorporated herein by reference to Appendix A to the Company's Proxy Statement for its 2006 Annual Meeting of Stockholders.

10.19 Third Amendment, dated as of September 30, 2006, to Credit Facility Agreement between Graham Corporation and Bank of America, N.A., dated as of July 12, 2005, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 20, 2006.

10.20 Continuing and Unconditional Guarantee, dated as of September 20, 2006, made by Graham Corporation in favor of Bank of America, N.A., is incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated September 20, 2006.

10.21 Fourth Amendment, dated as of March 7, 2007, to Credit Facility Agreement between Graham Corporation and Bank of America, N.A., dated as of July 12, 2005, is incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 7, 2007.

(11) Statement re computation of per share earnings

Computation of per share earnings is included in Note 1 of the Notes to Consolidated Financial Statements.

(12) Statement re computation of ratios

Not applicable.

(13) Annual report to security holders, Form 10-Q or quarterly report to security holders

Not applicable.

(14) Code of Ethics

(16) Letter re change in certifying accountant

Not applicable.

(18) Letter re change in accounting principles

Not applicable.

(21) Subsidiaries of the registrant

(22) Published report regarding matters submitted to vote of security holders

Not applicable.

(23) Consents of Experts and Counsel

*23.1 Consent of Deloitte & Touche LLP

(24) Power of Attorney

Not applicable.

(31) Rule 13a-14(a)/15d-14(a) Certifications

*31.1 Certification of Principal Executive Officer

*31.2 Certification of Principal Financial Officer

(32) Section 1350 Certifications

*32.1 Section 1350 Certifications

(99) Additional Exhibits

Not applicable

---

* Exhibits filed with this report.

Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAHAM CORPORATION

Date: June 5, 2007

By: /s/ J. RONALD HANSEN
J. Ronald Hansen
Vice President — Finance & Administration and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature		
/s/ JAMES R. LINES James R. Lines	President and Chief Operating Officer; Director (Principal Executive Officer)	June 5, 2007
/s/ J. RONALD HANSEN J. Ronald Hansen	Vice President — Finance & Administration and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 5, 2007
/s/ CORNELIUS S. VAN REES Cornelius S. Van Rees	Director	June 5, 2007
/s/ JERALD D. BIDLACK Jerald D. Bidlack	Director; Chairman of the Board	June 5, 2007
/s/ HELEN H. BERKELEY Helen H. Berkeley	Director	June 5, 2007
/s/ H. RUSSEL LEMCKE H. Russel Lemcke	Director	June 5, 2007
/s/ WILLIAM C. DENNINGER William C. Denninger	Director	June 5, 2007
/s/ JAMES J. MALVASO James J. Malvaso	Director	June 5, 2007

GRAHAM
ENGINEERING ANSWERS

Performance Chart

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Graham Corporation, The AMEX Composite Index
And The AMEX Industrial Manufacturing Index



$400
$350
$300
$250
$200
$150
$100
$50
$0
3/02
3/03
3/04
3/05
3/06
3/07
Graham Corporation
AMEX Composite
AMEX Industrial Manufacturing

* $100 invested on 3/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

The above line graph assumes an investment of $100 on March 31, 2002 in (i) our common stock, (ii) the stocks comprising the AMEX Index, and (iii) the stocks comprising the AMEX Industrial Manufacturing Index. Total returns assume the reinvestment of all dividends.

Our stock performance may not continue into the future with the trends similar to those depicted in the graph above. We neither make nor endorse any predictions as to our future stock performance.

Forward Looking Statements

Certain statements contained in this report, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may include projections of revenue, income or loss, capital expenditures, capital structure, or other financial items, statements regarding Graham Corporation's plans and objectives for future operations, statements of future economic performance, statements of the assumptions underlying or relating to any of the foregoing statements, and other statements which are other than statements of historical fact.

Statements made through this report are based on current estimates of future events, and Graham has no obligation to update or correct these estimates. Readers are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.

Graham Corporation
Stockholder Information

Stock Exchange Listing
AMEX: GHM

Annual Meeting
The 2007 Annual Meeting of Stockholders will be held on Thursday, July 26, 2007 at 11:00 a.m., Eastern Time, at the Doubletree Hotel, 1111 Jefferson Road, Rochester, N.Y. 14623.

Transfer Agent and Registrar
For services such as change of address, replacement of lost certificates, and changes in registered ownership or for inquiries to your account, contact:

Mellon Investor Services, LLC
Newport Office Center VII
480 Washington Boulevard
Jersey City, N.J. 07310

Domestic stockholders: 1-800-288-9541
TTD for hearing impaired: 1-800-231-5469

www.melloninvestor.com

Investor Relations
Investors, stockbrokers, security analysts and others seeking information about Graham Corporation should contact:

J. Ronald Hansen
Vice President Finance and Administration
and Chief Financial Officer
Phone: 1-585-343-2216
Email: rhansen@graham-mfg.com

Additional information is available on our website at:
www.graham-mfg.com

Independent Auditors
Deloitte & Touche LLP
2200 Chase Square
Rochester, N.Y. 14604

Corporate Counsel
Harter, Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, N.Y. 14604

Copies of this Annual Report are available free of charge at www.graham-mfg.com.

GRAHAM
ENGINEERING ANSWERS



END

Graham Corporation 20 Florence Avenue Batavia, N.Y. 14020 1-585-343-2216 www.graham-mfg.com